November 3, 2006



Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4



SUPPL

PROCESSED
NOV 15 2006
THOMSON
FINANCIAL

SEC FILE NO. 82-3853

Ladies and Gentlemen:

Re: K. Wah International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of K. Wah International Holdings Limited (the "Company"), S.E.C. File No. 82-3853, copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the interim scrip dividends with cash option for the six months ended June 30, 2006, dated October 20, 2006; published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on October 23, 2006;

2. The Company's circular regarding interim scrip dividends with cash option for the six months ended June 30, 2006, dated October 13, 2006;

3. The Company's interim report 2006;

4. The Company's announcement regarding the resignation of the Managing Director, dated September 14, 2006; published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on September 15, 2006; and

5. The Company's announcement regarding the interim results for 2006, dated September 14, 2006; published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on September 15, 2006.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: K. Wah International Holdings Limited

19063\0001\42sec.doc

The Standard Monday, October 23, 2006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

INTERIM SCRIP DIVIDENDS WITH CASH OPTION FOR THE SIX MONTHS ENDED 30TH JUNE 2006

The discounted market value of a share of the Company for the purpose of calculating the number of new shares to be allotted to the shareholders of the Company as the interim scrip dividends for the six months ended 30th June 2006 is HK$2.2420.

Further to the circular to shareholders of K. Wah International Holdings Limited ("***Company***") dated 13th October 2006 ("***Circular***") describing the arrangements for payment of the interim scrip dividends of HK$0.01 per ordinary share of HK$0.10 each of the Company ("***Share***"), the Company announces that for the purpose of calculating the number of Shares to be allotted by way of scrip dividends, the discounted market value of a Share is HK$2.2420.

The discounted market value is the average of the closing prices of one Share being traded on The Stock Exchange of Hong Kong Limited ("***Stock Exchange***") for the five trading days from 16th October 2006 to 20th October 2006, both days inclusive (which is HK$2.36), less five per cent discount, rounding down to four decimal places as stated in the Circular.

Accordingly, under the scrip dividends arrangements, shareholders will receive the following number of Shares as scrip dividends on that part of their shareholdings in respect of which they have not made cash elections:

$$\text{Number of Shares held on 13th October 2006 for which cash election is not made} \times \frac{\text{HK\$0.01}}{\text{HK\$2.2420}}$$

The new Shares to be issued pursuant to the scrip dividends arrangements will rank pari passu in all respects with the existing issued Shares, except for the interim dividends for the six months ended 30th June 2006, and will rank in full for all future dividends and distributions which may be declared, made or paid.

Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

It is expected that share certificates in respect of the Shares to be allotted as scrip dividends and dividends warrants of HK$0.01 per Share will be posted to shareholders of the Company at their own risk on 24th November 2006.

Shareholders who wish to receive all or part of their interim dividends in cash in lieu of new Shares are reminded to complete the Form of Election and lodge it with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 10th November 2006. Dealings in the new Shares to be allotted as the interim scrip dividends will commence on 27th November 2006. Application has been made to the Stock Exchange for the listing of and permission to deal in the new Shares.

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau, Mr. William Lo Chi Chung, and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

By Order of the Board
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 20th October 2006

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：173）

截至二零零六年六月三十日止六個月之中期以股代息（附有選擇現金權）

用以計算配發予本公司股東作為截至二零零六年六月三十日止六個月之中期以股代息之新股份數目之折讓市值為每股港幣2.2420元。

繼於二零零六年十月十三日致K. Wah International Holdings Limited嘉華國際集團有限公司（「本公司」）股東概述以股代息安排之通函（「通函」）後，本公司宣佈，用以計算配發本公司每股面值港幣0.10元股份（「股份」）之港幣0.01元代息股份數目之折讓市值為每股股份港幣2.2420元。

如通函所述，該折讓市值為由二零零六年十月十六日起至二零零六年十月二十日止五個交易日（首尾兩天包括在內）一股股份在香港聯合交易所有限公司（「聯交所」）之平均收市價（即港幣2.36元），再折讓百分之五（只計算至小數點後四個數位）。

因此，根據該等以股代息安排，股東就彼等未有選擇收取現金作為股息之該部分股權可收取下列數目之代息股份：

$$\text{於二零零六年十月十三日持有未有選擇收取現金之股份數目} \times \frac{\text{港幣0.01元}}{\text{港幣2.2420元}}$$

根據以股代息安排可予發行之新股份將在各方面與現有已發行股份享有同等權益（截至二零零六年六月三十日止六個月之中期股息除外），可十足享有日後所宣佈、作出或派發之全部股息及分派。

零碎之股份配額將不予配發，其利益撥歸本公司所有。

預期將予配發以作為代息股份之股票及每股港幣0.01元之股息單將於二零零六年十一月二十四日寄發予股東，如有郵誤，概由彼等負責。

股東如欲全部或部分以現金收取中期股息以代替新股份，務須於二零零六年十一月十日下午四時前將選擇表格填妥並交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。將予配發作為中期以股代息之新股份預期將於二零零六年十一月二十七日開始買賣。有關批准可予發行之新股份上市及掛牌買賣之申請已提交聯交所。

於本公佈日期，本公司之執行董事為呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
公司秘書
陳明德

香港，二零零六年十月二十日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular and the accompanying Form of Election (if any) to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

Executive Directors:
Dr. Lui Che Woo, GBS, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung
Eddie Hui Ki On, GBS, CBE, QPM, CPM
Lennon Lun Tsan Kau
William Lo Chi Chung
Paddy Tang Lui Wai Yu, JP

Non-executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. The Hon. Leo Lee Tung Hai, GBM, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Robert George Nield*

* *Independent Non-executive Directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

13th October 2006

To the Shareholders,

Dear Sir or Madam,

Interim Scrip Dividends with Cash Option for the Six Months Ended 30th June 2006

Introduction

It was resolved by the Directors of K. Wah International Holdings Limited ("Company") on 14th September 2006 that an interim dividends for the six months ended 30th June 2006 ("Interim Dividends") of HK$0.01 per issued share of the Company ("Share") be paid to shareholders whose names appear on the registers of members at the close of the business on 13th October 2006. It was also resolved that the Interim Dividends should be satisfied by way of scrip dividends by an allotment of new Shares credited as fully paid in accordance with

the Memorandum of Association and Bye-laws of the Company and that shareholders may elect to receive cash wholly or partly in lieu of the scrip dividends. The latest date on which transfers were accepted for registration in order to qualify for the Interim Dividends was 6th October 2006.

Particulars of the Interim Dividends

Shareholders have the following choices in respect of the Interim Dividends:

(i) an allotment of new Shares ("New Shares") credited as fully paid and having an aggregate discounted market value (as defined below) equal to the total amount of Interim Dividends which shareholders could elect to receive in cash in respect of HK$0.01 per Share, subject to any fractional entitlement being disregarded as mentioned below; or

(ii) Interim Dividends of HK$0.01 per Share in cash; or

(iii) partly New Shares and partly cash.

For the purpose of calculating the number of New Shares to be allotted, the discounted market value ("Discounted Market Value") of a New Share means the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the five trading days from 16th October 2006 to 20th October 2006 (both days inclusive), less 5% discount, rounding down such figure to four decimal places. It will not be possible to determine until the close of business on 20th October 2006 the exact number of New Shares to which a shareholder, electing to receive New Shares, will be entitled. A press announcement of the Discounted Market Value for the purpose of calculating the number of New Shares to be allotted by way of scrip dividends will be made on 23rd October 2006. **The last day on which shareholders will be entitled to make their choices of the above alternatives is 10th November 2006**.

Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 13th October 2006 and for which elections to receive the Interim Dividends in cash are not lodged with the Company's branch share registrars in Hong Kong on or before 10th November 2006, will be calculated as follows:

$$\text{Number of New Shares to receive} = \text{Number of existing Shares held on 13th October 2006 for which cash election is not made} \times \frac{\text{HK\$0.01}}{\text{Discounted Market Value}}$$

The New Shares to be issued pursuant to the scrip dividends arrangements will rank pari passu in all respects with the existing issued Shares, except for the Interim Dividends and will rank in full for all future dividends and distributions which may be declared, made or paid. No shareholder will be entitled to be issued any fraction of a Share under the scrip dividends arrangements. Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

Advantage of the Scrip Dividends

The scrip dividends will enable shareholders to increase their holdings of Shares without incurring dealing costs or stamp duty. The Company will also benefit because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for use as working capital by the Company.

Effect of the Scrip Dividends

If elections to receive the Interim Dividends in cash were received in respect of all the existing Shares registered as at 13th October 2006, the total cash dividends payable by the Company would be approximately HK$24,188,000.

Shareholders of the Company should note that the scrip dividends may give rise to notification requirements under the Securities and Futures Ordinance for those shareholders who may have notifiable interests in the Company. Shareholders of the Company who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advices.

The Company, being an exempted company incorporated in Bermuda, has been designated as non-resident for Bermuda exchange control purposes and has been granted an assurance by the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act 1966. Accordingly, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or any of its operations or Shares, debentures or other obligations of the Company provided that such assurance shall not be construed as to

(i) prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda;

(ii) prevent the application of any tax payable in accordance with the provisions of the Land Tax Act, 1967 or otherwise payable in relation to the land leased to the Company.

Form of Election

Enclosed is a Form of Election. **No action is required if you wish the Interim Dividends which you are entitled to receive to be wholly satisfied by an allotment of new Shares on the abovementioned basis. Otherwise, if you wish to receive such dividends wholly in cash in lieu of New Shares, or partly in cash with the balance satisfied by an allotment of new Shares, you must complete the enclosed Form of Election in accordance with the instructions printed thereon and lodge it with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 10th November 2006.** If you have signed the Form of Election but do not specify the number of Shares in respect of which you wish to receive the dividends in cash or, if you elect to receive the dividends in cash in respect of a greater number of Shares than your registered holding, then in either case you will be deemed to have exercised your election to receive the dividends in cash in lieu of New Shares in respect of all the Shares registered in your name(s). No acknowledgement of receipt of Form of Election will be issued. The Form of Election also enables you to elect to receive all future dividends wholly in cash in lieu of New Shares until notice in writing to cancel such election is received by the Branch Share Registrars of the Company. Permanent elections cannot be made in respect of part of your registered holding.

The Form of Election has not been sent to shareholders who have previously made a permanent election to receive all future dividends wholly in cash. These shareholders will receive cash in lieu of scrip dividends for all the Shares for the time being registered in their names, without having to complete any further Form of Election. Any shareholder wishing to change these existing permanent elections should contact the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, before 4:00 p.m. on 10th November 2006.

Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to receive Shares in satisfaction of the Interim Dividends. No person receiving in any territory outside Hong Kong a copy of this circular and/or a Form of Election may treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

This circular and Form of Election will not be registered in Hong Kong or any other jurisdiction. The Shares have not been registered under the applicable securities legislation of any jurisdictions other than Hong Kong. The Company has made enquiries with legal advisers where its overseas shareholders are based regarding legal restrictions and regulatory requirements on participation of shareholders resident outside Hong Kong in the scrip dividends arrangements as required by Rule 13.36(2) of the Rules Governing the Listing of Securities on the Stock Exchange. Since registration or filing or other procedures will need to be carried out to comply with the relevant securities legislations of Australia, the United Kingdom, Liberia and the United States ("Excluded Jurisdictions") and/or the costs of complying with the requirements in each Excluded Jurisdiction will exceed materially any potential benefit to the Company of doing so, the Directors consider that it would be necessary and expedient to exclude shareholders with registered addresses in the Excluded Jurisdictions ("Excluded Shareholders") from the scrip dividends arrangements as it would be impractical to comply with such procedures in these countries given the small shareholder base. Accordingly, Form of Election will not be sent to the Excluded Shareholders and they will only receive this circular for information. Excluded Shareholders will receive their dividends wholly in cash.

Apart from the Excluded Shareholders, according to the Company's registers of members, there are some other shareholders whose registered addresses are outside Hong Kong. They are allowed to participate in the scrip dividends arrangements. It is the responsibility of any shareholders outside Hong Kong who wishes to receive New Shares under the scrip dividends arrangements to comply with the laws of the relevant jurisdictions including procedures or any other similar formalities. It is also the responsibility of any shareholders outside Hong Kong who receive New Shares in lieu of the cash dividends must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

Listing and Dealings

Shares issued by the Company have been admitted as eligible securities for deposit and settlement in the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the Shares may be settled through the Central Clearing and Settlement System. Investors should seek the advice of their stockbrokers or other professional advisers for details of these settlement arrangements and how such arrangements will affect their rights and interests.

The Shares are listed and dealt in on the Stock Exchange. On no other stock exchanges are any part of the Shares listed or dealt in or on which listing or permission to deal,is being or is proposed to be sought. There are convertible bonds listed on the Luxembourg Stock Exchange, which are convertible into Shares, as referred to in the Company's announcement dated 23rd March 2004. Application has been made to the Stock Exchange for the listing of and permission to deal in the New Shares to be issued pursuant to the scrip dividends arrangements. It is expected that share certificates in respect of such Shares and dividends warrants will be posted at the risk of those entitled thereto on 24th November 2006 and dealings in such Shares will commence on 27th November 2006. In the unlikely event that the New Shares are not admitted to listing by the Stock Exchange before 24th November 2006, the Forms of Election will be disregarded and the full cash dividends will be paid to the entitled shareholders according to their registered shareholdings.

Recommendation and Advice

It is the shareholders' responsibility to decide in this regard whether or not to exercise their rights to receive cash in lieu of the scrip dividends. Whether or not it is to the shareholders' advantages to receive cash or New Shares, in whole or in part, depends upon their own individual circumstances. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers. Shareholders who are trustees are recommended to take professional advice as to whether the choice to receive cash or New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
Dr. Lui Che Woo
Chairman

This document is in English and Chinese. In case of any inconsistency, the English version shall prevail.

此乃要件　請即處理

閣下如對本通函任何部分或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之K. Wah International Holdings Limited嘉華國際集團有限公司股份，應立即將本通函及附奉之選擇表格(如適用)送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：173)

執行董事：
呂志和博士，GBS，MBE，太平紳士，LLD，DSSc(主席)
呂耀東
許淇安，GBS，CBE，QPM，CPM
倫贊球
羅志聰
鄧呂慧瑜，太平紳士

非執行董事：
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建，CBE，太平紳士
黃乾亨博士，GBS，太平紳士，LLD，DH
李東海博士，GBM，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*
廖樂柏*

* 獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處：
香港
北角
渣華道191號
嘉華國際中心
二十九樓

敬啟者：

截至二零零六年六月三十日止六個月之中期以股代息(附有選擇現金權)

緒言

K. Wah International Holdings Limited嘉華國際集團有限公司(「本公司」)董事於二零零六年九月十四日，決議派發截至二零零六年六月三十日止六個月之中期股息(「該中期股息」)，本公司每股已發行股份(「股份」)港幣0.01元予二零零六年十月十三日辦公時間完結

後名列股東名冊上之股東。同時亦決議應以股份作為股息方式，遵照本公司之公司組織章程大綱及公司細則，配發入賬列為繳足之新股份以派發該中期股息，而股東可選擇全部或部分收取現金以替代股份股息。股東可收取該中期股息之最後過戶日期為二零零六年十月六日。

中期股息詳情

有關該中期股息，各位股東可選擇如下：

(i) 由本公司配發已繳足股款之新股(「新股」)，獲發新股之總折讓市值(定義見下文)相等於股東應可選擇收取現金股息每股港幣0.01元之總額，唯須受下文所述規限，任何零碎股份配額將不予理會；或

(ii) 每股獲派該中期股息現金港幣0.01元；或

(iii) 部分收取新股及部分收取現金。

為計算應配發新股之數目，每股新股之折讓市值(「折讓市值」)指由二零零六年十月十六日起至二零零六年十月二十日止(首尾兩天計算在內)五個交易日內一股股份於香港聯合交易所有限公司(「聯交所」)之平均收市價再折讓百分之五(只計算至小數點後四個數字)。因此，須待二零零六年十月二十日辦公時間完結後方能確定選擇收取新股之股東所應獲發給之新股確實數目。有關用以計算配發代息股份之數目之折讓市值將刊登於二零零六年十月二十三日之新聞公佈內。**本公司股東有權作出上述選擇之最後日期為二零零六年十一月十日。**

若股東未有於二零零六年十一月十日或以前將選擇表格交回本公司於香港之股份過戶登記分處以選擇收取現金作該中期股息，則就其名下於二零零六年十月十三日已登記之現有股份而將可收取之新股數目，將按下列之公式計算：

$$\text{應收新股股數} = \frac{\text{於二零零六年十月十三日}}{\text{持有未有選擇收取現金之現有股數}} \times \frac{\text{港幣0.01元}}{\text{折讓市值}}$$

根據以股代息安排可予發行之新股將在各方面與現有已發行股份享有同等權益(該中期股息除外)，可十足享有日後所宣佈、作出或派發之全部股息及分派。任何股東概無權根據以股代息安排獲發行零碎之股份。零碎之股份配額將不予配發，其利益撥歸本公司所有。

以股代息之優點

以股代息將可令股東在無須支付買賣費用或印花稅的情況下增加其股份之持股量。對本公司而言，以股代息亦屬有利，股東就全部或部分股息選擇收取新股後，原來應派予股東之現金將可由本公司保留作為營運資金之用。

以股代息之影響

倘股東選擇將其名下於二零零六年十月十三日已登記之全部現有股份，均收取現金作該中期股息，則本公司須支付之現金股息總額將約為港幣24,188,000元。

本公司股東務請留意，以股代息可引致一些股東(其或有須具報權益)須遵照證券及期貨條例之規定作出通知。本公司股東如對此等規定對其帶來之影響有任何疑問，應諮詢其個別專業顧問之意見。

作為一間於百慕達註冊成立之獲豁免公司，就百慕達金融管制而言，本公司已被指定為非定居公司，並獲百慕達財務部(Minister of Finance)根據一九六六年豁免業務稅項保護法(Exempted Undertakings Tax Protection Act 1966)發出保證。因此，倘百慕達通過任何法例以實行按照溢利或收入，或任何資本資產、收益或增值，或遺產稅或繼承稅項性質計徵任何稅項，則任何該稅項將不適用於本公司或其業務運作或股份、本公司債券或其他債務，唯此項保證將不被視為

(i) 防止應用此稅項於任何定居於百慕達之人士；

(ii) 防止應用於依據一九六七年土地稅項法(Land Tax Act, 1967)而應繳之任何稅項或其他因租賃土地予本公司而應繳之稅項。

選擇表格

隨函附奉選擇表格。倘 **閣下擬按上述基準獲配發新股作為 閣下有權收取該中期股息之全數，則毋須辦理任何手續。惟倘 閣下擬全數收取現金以代替新股作為股息，或部分以現金，而餘額以配發新股作為股息，則須將隨附之選擇表格按照其上印列之指示填妥，最遲於二零零六年十一月十日下午四時交回香港灣仔皇后大道東183號合和中心17樓1712-1716室本公司於香港之股份過戶登記分處，即香港中央證券登記有限公司。**倘 閣下簽妥選擇表格但未註明意欲收取現金股息之股數，或倘 閣下所選擇收取現金股息之股數較登記名下者多，則在此任何一種情況下， 閣下將被視作已選擇名下全部股份收取現金股息以代替新股。交來之選擇表格將不會獲發給收據。 閣下可選擇填交選擇表格，使 閣下日後所收取之股息全數為現金以代替新股，直至本公司之股份過戶登記分處接獲書面通知撤銷該項選擇指示為止。 閣下不得就名下部分股份固定選擇長期收取現金股息。

選擇表格不會寄予之前已選擇長期收取現金股息之股東。該等股東無須填交任何其他選擇表格，其名下現時所登記之股份將全數收取現金替代股份股息。任何股東如欲改變其現有長期收取現金股息之選擇，請於二零零六年十一月十日下午四時前與本公司於香港之股份過戶登記分處香港中央證券登記有限公司聯絡。

身居香港以外之股東

所有居於香港以外地區之股東應諮詢彼等之銀行家或其他專業顧問，彼等是否必須獲得政府方面或其他方面之同意或辦理其他手續，方可收取股份作為該中期股息。任何於香港以外地區之人士如接獲本通函及／或選擇表格，概不得將有關文件視作向其發出之邀請(若該項邀請可在有關地區向其合法地發出而毋須符合任何未辦理之登記手續或其他法律規定則除外)。

本通函及選擇表格將不會於香港或任何其他司法管轄區註冊。股份並未根據香港以外任何司法管轄區之適用證券規例登記。本公司已按聯交所之證券上市規則第13.36(2)條之規定，就居於香港以外地區之股東參與以股代息安排所涉及法律及監管限制而向身居香港以外之股東所在地之法律顧問作出查詢。由於需要辦理註冊、登記或其他手續以符合澳洲、英國、利比利亞及美國(「除外司法管轄區」)等當地有關證券法例，及／或因遵守各除外司法管轄區之要求之成本而嚴重超出本公司提供以股代息安排之任何潛在得益，董事認為因當地股東基礎甚少，如要符合此等手續將為不合實際，因此有必要及適宜不提供以股代息安排予註冊地址於除外司法管轄區之股東(「除外股東」)。因此，除外股東只可將獲寄發本通函作參考，而不會獲寄發選擇表格。除外股東將全部以現金收取彼等之股息。

除上述四個地區之海外股東外，根據本公司的股東名冊，本公司亦有部分股東其註冊地址在香港以外地區，該等股東獲准參與以股代息安排。居於香港以外地區之任何股東如希望根據以股代息安排收取新股，須自行承擔責任，遵守有關司法管轄區之法律規定，包括遵守任何程序及辦理一切其他手續。居於香港以外地區之任何股東如收取新股以代替現金股息，亦須自行承擔責任，遵守適用於香港以外地區在轉售股份時之任何規限。

股份上市及買賣

本公司之股份已被納入香港中央結算有限公司設立及管理之中央結算及交收系統為合資格證券。投資者可透過中央結算及交收系統交收買賣股份。而投資者應就此等交收安排詳情及此等安排對其權利及權益之影響程度向其證券經紀或其他顧問徵詢意見。

股份在聯交所上市及掛牌買賣，股份之任何部分概無在任何其他股票交易所上市或掛牌買賣，亦無進行或計劃在其他股票交易所申請上市及掛牌買賣。另有如本公司日期為二零零四年三月二十三日公佈所述之可轉換為股份之可換股債券，其於盧森堡證券交易所上市。有關批准根據以股代息安排可予發行之新股上市及掛牌買賣之申請已提交聯交所。預期有關該等股份之股票及股息單將於二零零六年十一月二十四日郵寄予應得人士；如有郵誤，概由收件人負責。預期該等股份可於二零零六年十一月二十七日開始買賣。倘在極不可能之情況下，新股於二零零六年十一月二十四日前不獲聯交所批准上市，選擇表格將不被理會，全數為現金股息將按其登記之股份支付予應得之股東。

推薦意見

在此等情況下，股東應否行使其權利，選擇收取現金以代替股份股息，為股東之責任。股東不論全部或部分收取現金或新股，對其有利與否，與其個人本身之情況有關。各股東所受到之稅務影響，將視乎其個別情況而定。　閣下如對於應採取之行動有任何疑問，應諮詢　閣下之專業顧問。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取現金或新股及其影響。

此致

諸位股東　台照

主席
呂志和博士
謹啟

二零零六年十月十三日

本文件載有英文原文及中文譯本。如有歧義，概以英文原文為準。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability 於百慕達註冊成立之有限公司)
(Stock code 股份代號 0173)



Interim Report 2006 中期報告

Contents

02	Corporate Information
03	Interim Results Highlights and Interim Dividends
04	Consolidated Profit and Loss Statement
05	Consolidated Balance Sheet
06	Consolidated Cash Flow Statement
07	Consolidated Statement of Changes in Equity
08	Notes to the Financial Statements
19	Independent Review Report of the Auditors
20	Management Discussion and Analysis
24	Other Information

CHAIRMAN
Dr. Lui Che Woo, GBS, MBE, JP, LLD, DSSc

MANAGING DIRECTOR
Mr. Eddie Hui Ki On, GBS, CBE, QPM, CPM (Acting)

EXECUTIVE DIRECTORS
Mr. Francis Lui Yiu Tung
Mr. Lennon Lun Tsan Kau (Deputy Managing Director)
Mr. William Lo Chi Chung
Ms. Paddy Tang Lui Wai Yu, JP

NON-EXECUTIVE DIRECTORS
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Mr. Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. The Hon. Leo Lee Tung Hai, GBM, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Mr. Robert George Nield*

* *Independent Non-executive Directors*

COMPANY SECRETARY
Mr. Ricky Chan Ming Tak, LLM

QUALIFIED ACCOUNTANT
Mr. Ken Wong Chun Keung, FCCA, CPA, FCGA

AUDITORS
PricewaterhouseCoopers

REGISTERED OFFICE
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

PRINCIPAL PLACE OF BUSINESS IN HONG KONG
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

PRINCIPAL SHARE REGISTRARS
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM 08
Bermuda

HONG KONG BRANCH SHARE REGISTRARS
Computershare Hong Kong Investor Services Limited
Shops 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY
The Bank of New York
101 Barclay Street
New York, NY 10286
USA

WEBSITE ADDRESS
http://www.kwih.com

SHARE LISTING
The Stock Exchange of Hong Kong Limited

STOCK CODE
Hong Kong Stock Exchange	:	173
Bloomberg	:	173 HK
Reuters	:	0173.HK

BOND LISTING
Luxembourg Stock Exchange

Interim Results Highlights

Unaudited Interim Results for the six months ended 30th June 2006 ("Period") of K. Wah International Holdings Limited ("Company") and its subsidiaries (together the "Group"):

- Turnover was HK$129 million (2005 (restated): HK$174 million)
- Operating profit was HK$598 million (2005 (restated): HK$42 million)
- Profit from continuing operations was HK$366 million (2005 (restated): HK$43 million)
- Profit attributable to shareholders was HK$108 million as compared to HK$46 million for the same period in 2005 (excluding the discontinued operations of HK$586 million)
- Earnings per share from continuing operations was 4.52 HK cents (4.49 HK cents — diluted) as compared to 2.03 HK cents (1.92 cents — diluted) for the same period in 2005

Interim Dividends

The Board of Directors of the Company ("Board") has declared an interim scrip dividends (with a cash option) of HK$0.01 per share (totalling HK$24,187,000) for the Period to shareholders whose names appear on the registers of members of the Company at the close of business on 13th October 2006 (2005: interim cash dividends of HK$0.01 per share, totalling HK$23,771,000 and an one-off special interim dividends (by way of distribution in specie) equivalent to HK$0.517 per share).

For the six months ended 30th June 2006

	Note	2006 HK$'000	Restated 2005 HK$'000
Continuing operations			
Turnover	5	**129,203**	173,669
Cost of sales		**(35,376)**	(97,441)
Gross profit		**93,827**	76,228
Other income		**28,530**	11,942
Administrative expenses		**(59,826)**	(42,107)
Other operating expenses		**(1,413)**	(6,159)
Change in fair value of investment properties		**537,139**	1,742
Operating profit	5 & 6	**598,257**	41,646
Finance costs		**(48,222)**	(14,669)
Share of profits less losses of jointly controlled entities		**1,843**	20,531
Profit before taxation		**551,878**	47,508
Taxation charge	7	**(185,694)**	(4,847)
Profit from continuing operations		**366,184**	42,661
Discontinued operations			
Profit from discontinued operations	8	**—**	589,580
Profit for the period		**366,184**	632,241
Attributable to:			
Shareholders		**108,277**	631,585
Minority interests		**257,907**	656
		366,184	632,241
Dividends			
Interim		**24,187**	23,771
Special interim (in specie)		**—**	1,229,143
	9	**24,187**	1,252,914
		HK cents	HK cents
Earnings per share from continuing operations	10		
Basic		**4.52**	2.03
Diluted		**4.49**	1.92
Earnings per share from discontinued operations	10		
Basic		**N/A**	25.90
Diluted		**N/A**	24.19
Earnings per share from operations	10		
Basic		**4.52**	27.93
Diluted		**4.49**	26.30

At 30th June 2006

	Note	30th June 2006 HK$'000	31st December 2005 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		54,842	53,974
Investment properties		2,575,022	2,016,387
Leasehold land and land use rights		70,132	70,502
Jointly controlled entities		579,104	577,261
Non-current investments	12	4,643,130	2,690,556
Other non-current assets		10,923	8,277
		7,933,153	5,416,957
Current assets			
Development properties		4,956,067	4,134,038
Debtors and prepayments	13	75,235	134,545
Tax recoverable		3,718	3,368
Other investments		44,114	39,126
Cash and bank balances		596,165	255,206
		5,675,299	4,566,283
Total assets		13,608,452	9,983,240
EQUITY			
Share capital	15	240,691	237,792
Reserves		7,169,154	5,078,878
Shareholders' funds		7,409,845	5,316,670
Minority interests		619,313	355,968
Total equity		8,029,158	5,672,638
LIABILITIES			
Non-current liabilities			
Borrowings	16	2,746,004	1,567,857
Deferred tax liabilities		395,115	210,264
		3,141,119	1,778,121
Current liabilities			
Creditors and accruals	14	1,131,470	719,237
Current portion of borrowings	16	1,277,535	1,807,880
Tax payable		5,140	5,364
Dividends payable		24,030	—
		2,438,175	2,532,481
Total liabilities		5,579,294	4,310,602
Total equity and liabilities		13,608,452	9,983,240

For the six months ended 30th June 2006

	2006 HK$'000	Restated 2005 HK$'000
Net cash used in operating activities	**(333,565)**	(291,569)
Net cash from/(used in) investing activities	**1,171**	(368,107)
Net cash from financing activities	**690,080**	248,075
Net increase/(decrease) in cash and bank balances	**357,686**	(411,601)
Cash and cash equivalents at beginning of period	**255,206**	610,354
Changes in exchange rates	**(16,727)**	1,044
Cash and cash equivalents at end of period (excluding discontinued operations)	**596,165**	199,797
Cash and cash equivalents in discontinued operations	**—**	1,280,363
Cash and cash equivalents at end of period	**596,165**	1,480,160

For the six months ended 30th June 2006

	Share capital HK$'000	Other reserves HK$'000	Revenue reserve HK$'000	Shareholders' funds HK$'000	Minority interests HK$'000	Total HK$'000
At 31st December 2005	**237,792**	**1,245,281**	**3,833,597**	**5,316,670**	**355,968**	**5,672,638**
Exchange differences	**—**	**9,729**	**—**	**9,729**	**4,505**	**14,234**
Conversion of convertible bonds, net of tax	**2,872**	**42,367**	**—**	**45,239**	**—**	**45,239**
Issue of shares upon exercise of share options	**27**	**167**	**—**	**194**	**—**	**194**
Capital contributions from minority interests	**—**	**—**	**—**	**—**	**933**	**933**
Fair value of share options	**—**	**1,192**	**—**	**1,192**	**—**	**1,192**
Change in fair value of available-for-sale investments	**—**	**1,952,574**	**—**	**1,952,574**	**—**	**1,952,574**
Profit for the period	**—**	**—**	**108,277**	**108,277**	**257,907**	**366,184**
2005 final dividends	**—**	**—**	**(24,030)**	**(24,030)**	**—**	**(24,030)**
At 30th June 2006	**240,691**	**3,251,310**	**3,917,844**	**7,409,845**	**619,313**	**8,029,158**
At 31st December 2004	201,564	1,151,987	1,486,904	2,840,455	723,400	3,563,855
Exchange differences	—	1,182	—	1,182	16	1,198
Conversion of convertible bonds, net of tax	31,567	534,787	—	566,354	—	566,354
Issue of shares upon exercise of share options	297	2,240	—	2,537	—	2,537
Capital contributions from minority interests	—	—	—	—	1,138,480	1,138,480
Gain on deemed partial disposal of a subsidiary	—	—	—	—	(577,123)	(577,123)
Acquisition of a subsidiary	—	—	—	—	368	368
Change in fair value of available-for-sale investments	—	(1,029)	—	(1,029)	(777)	(1,806)
Realised on disposal of properties	—	(10,254)	10,254	—	—	—
Profit for the period	—	—	631,585	631,585	656	632,241
2004 final dividends	—	—	(89,859)	(89,859)	(4,444)	(94,303)
At 30th June 2005	233,428	1,678,913	2,038,884	3,951,225	1,280,576	5,231,801

1. General Information

The principal activities of the Group are property development and property investment in Hong Kong, Singapore and Mainland China.

The Company is a limited liability company incorporated in Bermuda and has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited ("Stock Exchange"). The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda and its principal place of business in Hong Kong is 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

2. Basis of Preparation

The interim financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale investments and other investments, which are carried at fair values and in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The accounting policies and methods of computation used in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31st December 2005.

For the six months ended 30th June 2006, the Group has also applied, for the first time, the new standards, amendments and interpretations issued by the HKICPA that are effective for the accounting periods beginning on or after 1st January 2006. However, the adoption of these new standards does not have any significant effect on the accounting policies or results and financial position of the Group.

The 2005 comparative figures for the consolidated profit and loss statement have been reclassified to conform to the presentation under the Hong Kong Financial Reporting Standards following the deemed disposal of Galaxy Entertainment Group Limited ("GEG").

3. Financial Risk Management

All aspects of the financial risk management objectives and policies of the Group are consistent with those disclosed in the annual financial statements for the year ended 31st December 2005.

4. Critical Accounting Estimates and Judgements

Estimates and judgements used are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions applied in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31st December 2005.

5. Segment Information

The Group is principally engaged in property development and property investment. In Japan, the Group carries on trading of plant and machinery. The Group ceased to carry on manufacture, sale and distribution of construction materials following the deemed disposal of GEG (see note 8) in 2005. There are no other significant identifiable separate businesses. In accordance with the Group's internal financial reporting and operating activities, the primary segment reporting is by business segments and the secondary segment reporting is by geograpical segments. Segment assets primarily consist of property, plant and equipment, other non-current assets, properties, debtors and prepayments and mainly exclude certain investments, cash and bank balances and tax recoverable. Segment liabilities comprise mainly creditors and accruals. There are no sales or trading transactions between the business segments.

A summary of business segments is set out as follows:

	Continuing operations			
	Properties	Trading	Unallocated	Total
	HK$'000	HK$'000	HK$'000	HK$'000
Six months ended 30th June 2006				
Turnover	98,465	30,738	—	129,203
Operating profit	594,513	1,693	2,051	598,257
Finance costs				(48,222)
Share of profits less losses of jointly controlled entities	1,843	—	—	1,843
Profit before taxation				551,878
Taxation charge				(185,694)
Profit for the period				366,184
Capital expenditure	2,874	69	—	2,943
Depreciation	1,487	—	—	1,487
Amortisation	2,204	—	—	2,204
Fair value gain on other investments	—	—	4,988	4,988
As at 30th June 2006				
Segment assets	7,729,186	13,035	5,287,127	13,029,348
Jointly controlled entities	579,104	—	—	579,104
Total assets				13,608,452
Total liabilities	1,111,399	10,067	4,457,828	5,579,294

5. Segment Information (cont'd)

	Continuing operations				Discontinued
	Properties HK$'000	Trading HK$'000	Unallocated HK$'000	Total HK$'000	operations HK$'000
Six months ended 30th June 2005					
Turnover	150,530	23,139	—	173,669	546,158
Operating profit/(loss)	52,692	(161)	(10,885)	41,646	9,298
Finance costs				(14,669)	(5,998)
Share of profits less losses of					
Jointly controlled entities	20,531	—	—	20,531	7,945
Associated companies				—	1,492
Profit before taxation				47,508	12,737
Taxation charge				(4,847)	(280)
Profit after taxation				42,661	12,457
Gain on deemed partial disposal of a subsidiary				—	577,123
Profit for the period				42,661	589,580
Capital expenditure	1,653	—	—	1,653	24,465
Depreciation	947	—	—	947	36,440
Amortisation	2,142	—	—	2,142	19,307
Fair value loss/(gain) on other investments	—	—	154	154	(81)
As at 31st December 2005					
Segment assets	6,387,786	29,428	2,988,765	9,405,979	
Jointly controlled entities	577,261	—	—	577,261	
Total assets				9,983,240	
Total liabilities	697,297	18,712	3,594,593	4,310,602	

5. Segment Information (cont'd)

A summary of geographical segments is set out as follows:

	Continuing operations			
	Turnover	Operating profit/ (loss)	Capital expenditure	Total assets at 30th June 2006
	HK$'000	HK$'000	HK$'000	HK$'000
Six months ended 30th June 2006				
Hong Kong	**5,821**	**(14,060)**	**688**	**7,497,820**
Mainland China	**84,127**	**604,735**	**2,186**	**5,914,693**
Singapore	**8,517**	**5,889**	**—**	**174,771**
Japan	**30,738**	**1,693**	**69**	**21,168**
	129,203	**598,257**	**2,943**	**13,608,452**

	Continuing operations			Discontinued operations			Total assets at 31st December 2005
	Turnover	Operating profit/ (loss)	Capital expenditure	Turnover	Operating profit	Capital expenditure	
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Six months ended 30th June, 2005							
Hong Kong	123,441	39,958	811	242,417	5,900	17,886	4,907,515
Mainland China	22,605	1,515	842	303,741	3,398	6,579	4,878,348
Singapore	4,484	334	—	—	—	—	165,292
Japan	23,139	(161)	—	—	—	—	32,085
	173,669	41,646	1,653	546,158	9,298	24,465	9,983,240

6. Operating Profit

	2006 HK$'000	2005 HK$'000
Operating profit is stated after crediting:		
Exchange gain	**17,843**	3,382
Fair value gain on other investments	**4,988**	—
Interest income	**3,266**	3,012
Negative goodwill arising from acquisition of a jointly controlled entity	**—**	4,317
and after charging:		
Cost of inventories sold	**25,815**	19,982
Depreciation (net of amount capitalised under properties under development of HK$701,000 (2005: HK$357,000))	**1,487**	947
Amortisation of leasehold land (net of amount capitalised under properties under development of HK$15,008,000 (2005: HK$15,625,000))	**2,204**	2,142
Fair value loss on other investments	**—**	154
Operating lease rental for land and buildings	**2,160**	—
Loss on disposal of property, plant and equipment	**56**	133

7. Taxation Charge

	2006 HK$'000	2005 HK$'000
Current taxation		
Hong Kong profits tax	**12**	4,775
Overseas taxation	**168**	102
Deferred taxation	**185,514**	(30)
	185,694	4,847

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the period after setting off available tax losses brought forward. Taxation assessable on profits generated from overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

Share of taxation of jointly controlled entities for the six months ended 30th June 2006 amounting to HK$1,017,000 (2005: HK$4,151,000) and was included in the profit and loss statement as share of profits less losses of jointly controlled entities.

8. Discontinued Operations

	2005 HK$'000
Construction materials	
Turnover	546,158
Operating profit	9,298
Finance costs	(5,998)
Share of profits less losses of	
Jointly controlled entities	7,945
Associated companies	1,492
Profit before taxation	12,737
Taxation charge	(280)
Profit for the period	12,457
Gain on deemed partial disposal	577,123
Profit from discontinued operations	589,580
Operating cash flows	4,435
Investing cash flows	(87,566)
Financing cash flows	1,192,300
Net increase in cash and bank balances	1,109,169
Change in exchange rate	242
Cash and cash equivalents at beginning of period	170,952
Total cash flows	1,280,363

The discontinued operations represent the manufacture, sale and distribution of construction materials, which the Group ceased to carry on following the deemed disposal and distribution in specie by the Group of its equity interest in GEG in November 2005. The principal activities of GEG are gaming, sale, manufacture and distribution of construction materials.

9. Dividends

The Board has declared an interim scrip dividends (with a cash option) of HK$0.01 per share (totalling HK$24,187,000) for the six months ended 30th June 2006 (2005: interim cash dividends of HK$0.01 per share and an one-off special interim dividends (by way of distribution in specie) equivalent to HK$0.517 per share, totalling HK$1,252,914,000). This amount will be accounted for as an appropriation of revenue reserves for the year ending 31st December 2006.

10. Earnings per Share

The calculation of basic and diluted earnings per share for the period is based on the following:

	Continuing operations		Discontinued operations	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Profit attributable to shareholders	**108,277**	46,013	**—**	585,572
Effect of dilutive potential ordinary shares:				
Interest on convertible bonds, net of tax	**1,274**	6,907	**—**	—
Profit for calculation of diluted earnings per share	**109,551**	52,920	**—**	585,572

	Number of shares	
	2006	2005
Weighted average number of shares for calculating basic earnings per share	**2,394,314,000**	2,261,175,000
Effect of dilutive potential ordinary shares:		
Share options	**4,991,000**	140,370,000
Weighted average number of shares for calculating diluted earnings per share (before convertible bonds)	**2,399,305,000**	2,401,545,000
Effect of dilutive potential ordinary shares:		
Convertible bonds	**39,096,000**	19,378,000
Weighted average number of shares for calculating diluted earnings per share	**2,438,401,000**	2,420,923,000

The calculation of diluted earnings per share for 2005 does not take into account of the convertible bonds which were anti-dilutive except for the calculation of diluted earnings per share for discontinued operations.

11. Capital Expenditure

For the six months ended 30th June 2006, the Group incurred HK$2.9 million (2005: HK$26 million) on property, plant and equipment. The Group has disposed of HK$0.6 million (2005: HK$1 million) of property, plant and equipment.

12 Non-current Investments

	30th June 2006 HK$'000	31st December 2005 HK$'000
Available-for-sale investments, at fair value	**4,643,130**	2,690,556

The available-for-sale investments represent the Group's 18.7% equity interest in GEG. GEG is incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange.

13. Debtors and Prepayments

	30th June 2006 HK$'000	31st December 2005 HK$'000
Trade debtors, net of provision	**13,431**	23,756
Other receivables, net of provision	**58,204**	105,781
Prepayments	**3,600**	5,008
	75,235	134,545

The Group's trade debtors mainly comprise receivables for sale of properties and rental. Sales terms vary for each property project and are determined with reference to the prevailing marketing conditions.

The aging analysis of the Group's trade debtors based on the date of invoices and net of provision for bad and doubtful debts is as follows:

	30th June 2006 HK$'000	31st December 2005 HK$'000
Within one month	**7,447**	14,566
Two to three months	**1,085**	3,137
Four to six months	**4,069**	987
Over six months	**830**	5,066
	13,431	23,756

14. Creditors and Accruals

	30th June 2006 HK$'000	31st December 2005 HK$'000
Trade creditors	**161,023**	210,515
Other creditors	**21,995**	29,944
Accrued operating expenses	**28,702**	24,833
Deposits received	**728,564**	176,597
Amounts due to jointly controlled entities	**69,007**	69,007
Amounts due to minority shareholders	**122,179**	208,341
	1,131,470	719,237

The aging analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	30th June 2006 HK$'000	31st December 2005 HK$'000
Within one month	**159,825**	209,998
Two to three months	**1,198**	517
	161,023	210,515

15. Share Capital

	2006		2005	
	Ordinary shares of HK$0.10 each	**HK$'000**	Ordinary shares of HK$0.10 each	HK$'000
Authorised				
At 1st January and 30th June	**5,000,000,000**	**500,000**	5,000,000,000	500,000
Issued and fully paid				
At 1st January	**2,377,921,049**	**237,792**	2,015,644,738	201,564
Exercise of share options (a)	**270,000**	**27**	2,968,000	297
Conversion of convertible bonds (b)	**28,723,399**	**2,872**	315,671,092	31,567
At 30th June	**2,406,914,448**	**240,691**	2,334,283,830	233,428

15. Share Capital (cont'd)

(a) The Company operates a share option scheme under which options to subscribe for shares in the Company are granted to selected executives. During the period, no new options were granted (2005: nil) and options to subscribe for 270,000 ordinary shares (2005: 2,968,000 ordinary shares) were exercised. At 30th June 2006, outstanding options granted under the scheme are as follows:

Exercise period	Exercise price per share HK$	Number of share options 30th June 2006	31st December 2005
20th May 1999 to 19th May 2008	0.5586	**33,000**	33,000
30th December 2000 to 29th December 2009	0.3600	**300,000**	300,000
1st March 2004 to 28th February 2013	0.7200	**645,000**	915,000
30th December 2003 to 29th December 2013	1.3000	**2,000,000**	2,000,000
22nd October 2006 to 21st October 2011	1.9060	**20,229,000**	20,229,000
		23,207,000	23,477,000

(b) During the period, convertible bonds (note 16(a)) with face value of HK$54 million were converted into 28.7 million ordinary shares of the Company, of which HK$2.87 million was credited to share capital and the balance to the share premium account.

16. Borrowings

	30th June 2006 HK$'000	31st December 2005 HK$'000
Long term bank loans		
Secured	**2,733,502**	2,212,055
Unsecured	**460,580**	279,798
	3,194,082	2,491,853
Convertible bonds (a)	**39,971**	81,122
Loans from minority shareholders	**—**	98,242
	3,234,053	2,671,217
Short term bank loans		
Secured	**10,000**	10,000
Unsecured	**779,486**	694,520
	4,023,539	3,375,737
Current portion included in current liabilities	**(1,277,535)**	(1,807,880)
	2,746,004	1,567,857

16. Borrowings (cont'd)

(a) In March 2004, the Group issued an aggregate amount of HK$864,260,000 0.5% guaranteed convertible bonds due in March 2009. The bonds are listed on the Luxembourg Stock Exchange and are convertible into shares of the Company, on or after 23rd April 2004 up to 8th March 2009. The initial conversion price was HK$2.25 per share, which was adjusted to HK$1.88 per share in November 2005 due to the payment of the special interim dividends (by way of distribution in specie). The bonds are redeemable at 91.49% of their principal amount on 23rd March 2009 according to relevant terms and conditions of the bonds.

17. Commitments

	30th June 2006	31st December 2005
	HK$'000	HK$'000
Contracted but not provided for		
Commitments in respect of property developments	**1,232,516**	1,655,263

18. Contingent Liabilities

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries amounting to HK$3,336 million (31st December 2005: HK$3,572 million), of which HK$2,323 million (31st December 2005: HK$2,079 million) have been utilised.

The Company has executed guarantees in respect of the convertible bonds issued by a subsidiary outstanding amounting of which, as of 30th June 2006 was HK$50 million (31st December 2005: HK$104 million).

The Company has executed a guarantee in favour of the Government of the HKSAR in respect of the performance by an investee's obligation under a contract with the Government of the HKSAR.

19. Subsequent Event

On 6th September 2006, the Group's wholly-owned subsidiary, K. Wah Stones (Holdings) Limited, obtained a blended 3/5 years revolving/term syndicated bank loans amounting to HK$1.8 billion.

To the Board of Directors of
K. Wah International Holdings Limited
(Incorporated in Bermuda with limited liability)

Introduction

We have been instructed by the Company to review the interim financial information set out on pages 4 to 18.

Respective responsibilities of Directors and Auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of the interim financial information to be in compliance with Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial information is the responsibility of, and has been approved by, the Directors.

It is our responsibilities to form an independent conclusion, based on our review, on the interim financial information and to report our conclusion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with the Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the management and applying analytical procedures to the interim financial information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial information.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial information for the six months ended 30th June 2006.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 14th September 2006

(I) Review and Outlook

Operating results

Turnover and profit attributable to shareholders for the Period was HK$129 million and HK$108 million respectively as compared to HK$174 million and HK$46 million (excluding discontinued operations of HK$586 million) for the same period in 2005.

During the Period, the Group has achieved satisfactory pre-sale of its development properties in Hong Kong and Shanghai. However, under the current accounting standards, the revenue of these pre-sale could not be recognised in the financial statements until the time the properties are completed.

Development properties in Hong Kong

The Group launched its premium residential project The Great Hill in March 2006. The project, which comprises 114 apartments and 8 detached houses, has a total floor area of approximately 300,000 sq. ft. Located in Shatin's mid-level and embraced by beautiful greenery and landscape, The Great Hill benefits from the proximity to the amenities in Shatin and the new highway Route 8 connecting to West Kowloon. The project is uniquely designed to provide top quality luxurious residential properties to users who are looking for space, cosy living, exclusivity and living style. Phase 1 pre-sale launched in March with all 65 units of apartment sold out in three weeks. Pre-sale proceeds is expected to be recognised as revenue upon completion of the project in 2007. The management is planning to roll-out Phase 2 for the remaining apartment units and the houses in the second half of 2006.

The Group's another residential project J Residence has a totally different market positioning. Situated in the heart of Hong Kong Island with MTR across the street, J Residence is conveniently located in Wanchai and is only 5 minutes away from Central, Admiralty and Causeway Bay. People living here will find it handy to go out for work and for fun. The (approx.) 235,000 sq. ft. project houses 381 apartment units with size ranges from studio flat to 2-bedroom which are designed to target the needs of the unique user group of young urban professionals who are single or double-income-no-kids. The residents' club, which is situated on the top level of the building, comprises a stylishly designed lounge, cigar bar, outdoor swimming pool and a full-scale gymnasium. J Residence also integrates five 3-storey historical buildings that have been designated by the Antiquities and Monuments Office as preserved monument which makes the project the first of its kind in Hong Kong. Pre-sale of J Residence was a big success where almost all of the units were sold out in two weeks in July 2006. The project is expected to be completed in 2007.

Development and investment properties in Shanghai

Sales of Westwood Phase 1A continues to be satisfactory in wake of the new wave of government policies and measures. Up to 10th September 2006, a total of 594 units representing approximately 61,000 sq.m. has been pre-sold, which is approximately 94% of the total available inventory in this early phase. Phase 1B, which comprises over 600 units representing approximately 69,000 sq.m. will be launched to the market in the second half of the year commencing mid-August. Market response has been very encouraging. Out of the 128 units that were put up for pre-sale in August 2006, 127 units representing approximately 12,850 sq.m. were either pre-sold or reserved. Phase 1 will be completed in 2007 and the management is now working on the planning of Westwood Phase 2.

The relocation of residents in the Group's land bank at Xuhui and Jingan District has been making satisfactory progress during the Period. The management is hopeful that construction could commence in the eastern side of the two respective sites before the end of 2006.

Turning to the office market in Shanghai, the past six months saw continuing influx of foreign and local companies alike into the city. Demand for Grade A office space continues to grow which leads to surge in both office rental and market valuation. Shanghai K. Wah Centre, the Group's 37-storey premium office tower situated on the Huaihaizhong Road in Xuhui District, is one of the most sought after office buildings in Shanghai. With a 100% occupancy and top-of-the-range rental rates, this investment property continues to create a strong steady rental income and increasing value to the Group.

Investment in Galaxy Entertainment Group Limited

The Group's non-current investments represent the Group's strategic investment in GEG which is being carried at fair value. As of 30th June 2006, the closing price of GEG is HK$7.55 per share as compared to HK$4.375 per share at 31st December 2005. The change in fair value of approximately HK$2 billion was recorded as an increase in reserve.

Syndicated Loan of HK$1,800 Million

The Group has successfully arranged a syndicated loan of HK$1,800 million on 6th September 2006 with a consortium of 14 international and local bankers. The syndicated loan comprises two tranches — a 3-year HK$900 million revolving loan and a 5-year HK$900 million revolving/term loan.

On the back of the Group's reputation, the syndicated loan received oversubscription at the general syndication stage and the amount was increased from HK$1,500 million to HK$1,800 million.

(II) Review of Finance

Financial position

The financial position of the Group remains strong. As of 30th June 2006, the equity increased by 42% to HK$8,029 million from HK$5,673 million at 31st December 2005.

The number of the issued shares of the Company increased as a result of conversion of convertible bonds and exercise of share options during the Period. The dilution effect, however, was offset by the profits recognised for the Period.

Liquidity and gearing ratio

Cash and bank balances as of 30th June 2006 stood at HK$596 million and the gearing ratio, defined as the total borrowings outstanding less cash balances to total assets, stayed at a healthy level of 26%.

The Group's liquidity position remains strong and the Group possesses sufficient cash and substantial banking facilities to meet its working capital requirements, future acquisitions and investments.

Treasury policies

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimise risk. The majority of the Group's borrowings are in Hong Kong Dollar. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilised when considered appropriate to avoid the impact of any undue interest rate fluctuation on the operation. The Group has not engaged in the use of derivative products.

Charges on Group assets

As of 30th June 2006, investment properties and land and buildings with carrying values of HK$2,575 million (31st December 2005: HK$2,016 million) and HK$111 million (31st December 2005: HK$112 million) respectively were pledged to banks to secure the Group's borrowing facilities.

Contingent liabilities

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries amounting to HK$3,336 million (31st December 2005: HK$3,572 million), of which HK$2,323 million (31st December 2005: HK$2,079 million) have been utilised.

The Company has executed guarantees in respect of the convertible bonds issued by a subsidiary outstanding amount of which, as of 30th June 2006 was HK$50 million (31st December 2005: HK$104 million).

The Company has executed a guarantee in favour of the Government of the HKSAR in respect of the performance by an investee's obligation under a contract with the Government of the HKSAR.

Employees and remuneration policy

As of 30th June 2006, the Group, excluding jointly controlled entities, employs 270 employees in Hong Kong and Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$42 million for the period under review.

The Group believes its success and long-term growth and development depends upon the quality, performance and commitment of its employees. The Group's remuneration policy aims to attract, retain and motivate competent individuals based on merits and development potentials. The Group believes the remuneration we offer to our employees is fair and competitive in relation to comparable organisations in the areas in which the Group operates its principal business.

Since 1989, the Group has put in place a share option scheme for executives for the purpose of providing competitive remuneration package and long term retention of management talents. Likewise in Mainland China, employees' remuneration is commensurate with market pay levels and the Group puts emphasis on provision of training and development opportunities.

Directors' Interests in Securities

As of 30th June 2006, the interests and short positions of each director of the Company in the shares, underlying shares and debentures of the Company or its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"), and the details of any right to subscribe for shares of the Company and of the exercise of such rights, as required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or as recorded in the register of the Company required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), were as follows:

(a) Ordinary Shares

Name of Directors	Number of Shares					Approximate % of Issued Share Capital
	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	
Lui Che Woo	6,468,014	7,130,234[1]	38,129,737[2]	1,257,389,151[3]	1,309,117,136	54.39
Francis Lui Yiu Tung	5,799,164	—	—	1,257,389,151[3]	1,263,188,315	52.48
Lennon Lun Tsan Kau	2,224,000	—	—	—	2,224,000	0.09
Eddie Hui Ki On	580,000	—	—	—	580,000	0.02
William Lo Chi Chung	630,000	—	—	—	630,000	0.03
Paddy Tang Lui Wai Yu	8,308,166	—	—	1,257,389,151[3]	1,265,697,317	52.59
Sir David Akers-Jones	150,000	—	—	—	150,000	0.01
Michael Leung Man Kin	700,000	—	—	—	700,000	0.03
Philip Wong Kin Hang	600,000	—	—	—	600,000	0.02
Leo Lee Tung Hai	650,000	—	—	—	650,000	0.03
Robin Chan Yau Hing	928,977	—	—	—	928,977	0.04
Charles Cheung Wai Bun	907,239	—	—	—	907,239	0.04
Robert George Nield	500,000	—	—	—	500,000	0.02

Unless otherwise stated, all personal interests stated above were held by the respective directors in the capacity of beneficial owners.

Notes:

(1) Dr. Lui Che Woo was deemed to be interested in 7,130,234 shares in the Company through the interests of his spouse.

(2) 35,075,725 shares and 3,054,012 shares in the Company were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which were directly or indirectly controlled by Dr. Lui Che Woo.

(3) 1,257,389,151 shares in the Company representing more than one-third of its issued share capital were held by the discretionary trusts established by Dr. Lui Che Woo as founder. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, were deemed to be interested in those shares in the Company held by the trusts.

Directors' Interests in Securities (cont'd)

(b) Underlying Shares — Share Options

Share options, which are unlisted and physically settled, to subscribe for ordinary shares in the Company were beneficially held by certain directors of the Company.

As of 30th June 2006, the particulars of the options held by each of the directors of the Company, the employees of the Company and its subsidiaries (other than directors of the Company) in aggregate and other participants granted under the Share Option Scheme of the Company or under any other share option schemes of the Company, were as follows:

		Number of Options				
Holders	**Date of grant**	**Held at 1st January 2006**	**Exercise during the Period**	**Held at 30th June 2006**	**Exercise price per share** (HK$)	**Exercise period**
Lui Che Woo	21st Oct 2005	1,350,000	—	1,350,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Francis Lui Yiu Tung	21st Oct 2005	1,340,000	—	1,340,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Lennon Lun Tsan Kau	21st Oct 2005	670,000	—	670,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Eddie Hui Ki On	21st Oct 2005	580,000	—	580,000	1.9060	22nd Oct 2006 – 21st Oct 2011
William Lo Chi Chung	21st Oct 2005	530,000	—	530,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Paddy Tang Lui Wai Yu	21st Oct 2005	930,000	—	930,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Sir David Akers-Jones	28th Feb 2003	150,000	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013

Directors' Interests in Securities (cont'd)

(b) Underlying Shares — Share Options (cont'd)

Holders	Date of grant	Number of Options			Exercise price per share (HK$)	Exercise period
		Held at 1st January 2006	Exercise during the Period	Held at 30th June 2006		
Michael Leung Man Kin	21st Oct 2005	400,000	—	400,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Philip Wong Kin Hang	21st Oct 2005	300,000	—	300,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Leo Lee Tung Hai	21st Oct 2005	500,000	—	500,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Robin Chan Yau Hing	21st Oct 2005	500,000	—	500,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Charles Cheung Wai Bun	21st Oct 2005	600,000	—	600,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Robert George Nield	21st Oct 2005	500,000	—	500,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Employees (in aggregate)	20th May 1998	33,000	—	33,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	#150,000	—	150,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	615,000	120,000[a]	495,000	0.7200	1st Mar 2004 – 28th Feb 2013
	29th Dec 2003	2,000,000	—	2,000,000	1.3000	30th Dec 2003 – 29th Dec 2013
	21st Oct 2005	11,689,000	—	11,689,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Others	30th Dec 1999	#150,000	—	150,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	150,000	150,000[b]	—	0.7200	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	340,000	—	340,000	1.9060	22nd Oct 2006 – 21st Oct 2011

On reclassification of a total number of 150,000 share options under "Employees" to "Others" after the option holder ceased to be an employee of a subsidiary of the Company.

Directors' Interests in Securities (cont'd)

(b) Underlying Shares — Share Options (cont'd)

Notes:

(a) The weighted average closing price of the shares in the Company immediately before the date on which the options were exercised during the Period was HK$2.40.

(b) The weighted average closing price of the shares in the Company immediately before the date on which the options were exercised during the Period was HK$1.72.

Except for the options granted on 29th December 2003 which were fully vested at the date of grant, the other options referred to above were subject to a one-year vesting period.

No options were granted, cancelled or lapsed during the Period.

All the interests stated above represent long positions.

Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu were deemed to be interested in the issued share capital of every other subsidiary and jointly controlled entity of the Company.

Save as disclosed above, as of 30th June 2006, none of the directors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Substantial Shareholders' Interests

As of 30th June 2006, the interests of every person (not being a director or chief executive of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under section 336 of the SFO were as follows:

Name of Shareholders	Number of Ordinary Shares (Long Position)	Approximate % of Issued Share Capital
HSBC International Trustee Limited	1,257,579,151[(1)]	52.25
Penta Investment Advisers Ltd.	291,800,104[(2)]	12.12
Zwaanstra John	291,800,104[(2)]	12.12
Marapro Co., Ltd.	190,228,080[(3)]	7.90
Symmetry Co., Ltd.	190,228,080[(3)]	7.90
Polymate Co., Ltd.	190,228,080[(4)]	7.90

Notes:

(1) HSBC International Trustee Limited is the trustee of discretionary trusts which (as of the end of the Period) held 1,257,579,151 shares in the Company.

(2) Penta Investment Advisers Ltd., a company controlled by Zwaanstra John, was (as of the end of the Period) interested in 291,800,104 shares in the Company in the capacity of investment manager.

(3) Marapro Co., Ltd. is a beneficiary and Symmetry Co., Ltd. is a trustee of a trust which (as of the end of the Period) was interested in 190,228,080 shares in the Company.

(4) Polymate Co., Ltd. is the ultimate holding company of those companies which (as of the end of the Period) were interested in 190,228,080 shares in the Company.

There was duplication of interest of:

(i) 1,257,389,151 shares in the Company among Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Ms. Paddy Tang Lui Wai Yu. These shares were also interested by HSBC International Trustee Limited and of these shares, 190,228,080 shares in the Company were also interested by Marapro Co., Ltd., Symmetry Co., Ltd. and Polymate Co., Ltd.; and

(ii) 291,800,104 shares in the Company between Penta Investment Advisers Ltd. and Zwaanstra John.

Save as disclosed above, as of 30th June 2006, the Company had not been notified by any persons who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO.

Purchase, Sale or Redemption of the Company's Listed Securities

The Company has not redeemed any of its shares and any of its convertible bonds during the Period. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's shares or convertible bonds during the Period.

Audit Committee

The Audit Committee, which comprises two Independent Non-executive Directors and one Non-executive Director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with PricewaterhouseCoopers who are the Auditors of the Company, has reviewed the Group's unaudited interim results for the Period.

Code of Conduct for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors as set out in Appendix 10 to the Listing Rules ("Model Code"). Having made specific enquiries with all its Directors, the Company confirms that during the Period all its Directors have complied with the required standards as set out in the Model Code.

Corporate Governance

During the Period, the Company has complied with the provisions ("Code Provisions") in the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules, save for the deviation from Code Provision A.4.2. The Chairman of the Board and the Managing Director are not subject to retirement by rotation. The Board believes that the underlying rationale for such a deviation, as mentioned in the section on "Compliance with Appendix 14" in the Corporate Governance Report of the 2005 Annual Report of the Company, still holds. The Board considers that the spirit of Code Provision A.4.2 has been upheld, given that over one-third of the Directors (except for the case of the Chairman and the Managing Director) do retire by rotation every 3 years as a matter of actual practice and the continuity in office of the Chairman and the Managing Director is of considerable benefit to the Company and an asset of the Group. The Board will continue to review and recommend such step and action as appropriate in the circumstances of such deviation.

Close of Registers of Members

The registers of members of the Company will be closed from 9th October 2006 to 13th October 2006 (both days inclusive), during which no transfer of shares will be effected. In order to qualify for the interim dividends, shareholders must ensure that all duly completed transfers together with the relevant share certificates are lodged with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 6th October 2006.

By Order of the Board
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 14th September 2006

目錄

02 公司資料
03 中期業績摘要及中期股息
04 綜合損益表
05 綜合資產負債表
06 綜合現金流量表
07 綜合權益變動表
08 財務報表附註
19 核數師之獨立審閱報告
20 管理層之討論及分析
24 其他資料

主席
呂志和博士，GBS，MBE，太平紳士，LLD，DSSc

董事總經理
許淇安先生，GBS，CBE，QPM，CPM
（署理）

執行董事
呂耀東先生
倫贊球先生（副董事總經理）
羅志聰先生
鄧呂慧瑜女士，太平紳士

非執行董事
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建先生，CBE，太平紳士
黃乾亨博士，GBS，太平紳士，LLD，DH
李東海博士，GBM，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*
廖樂柏先生*

* *獨立非執行董事*

公司秘書
陳明德先生，LLM

合資格會計師
王俊強先生，FCCA，CPA，FCGA

核數師
羅兵咸永道會計師事務所

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處
香港北角渣華道191號
嘉華國際中心二十九樓

主要股份過戶登記處
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM 08
Bermuda

香港股份過戶登記分處
香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二至一七一六室

美國預託證券存管處
The Bank of New York
101 Barclay Street
New York, NY 10286
USA

網址
http://www.kwih.com

股份上市
香港聯合交易所有限公司

股份代號
香港聯交所 : 173
彭博資訊 : 173 HK
路透社 : 0173.HK

債券上市
盧森堡證券交易所

中期業績摘要

K. Wah International Holdings Limited 嘉華國際集團有限公司(「本公司」)及其附屬公司(「本集團」)截至二零零六年六月三十日止六個月(「本期」)之未經審核中期業績如下:

- 營業額為港幣129,000,000元(二零零五年(重列):港幣174,000,000元)
- 經營溢利為港幣598,000,000元(二零零五年(重列):港幣42,000,000元)
- 持續經營業務之溢利為港幣366,000,000元(二零零五年(重列):港幣43,000,000元)
- 股東應佔溢利為港幣108,000,000元,相比二零零五年同期為港幣46,000,000元(不計及已終止經營業務所佔部份之港幣586,000,000元)
- 持續經營業務之每股盈利為港仙4.52(攤薄後為每股港仙4.49)(二零零五年同期每股盈利為港仙2.03(攤薄後為每股港仙1.92))

中期股息

本公司董事會(「董事會」)已議決派發截至本期末之中期股息,每股港幣0.01元(以股代息但附現金選擇),合共港幣24,187,000元,給予在二零零六年十月十三日已登記於本公司股東名冊內之股東(二零零五年:中期現金股息每股港幣0.01元,合共港幣23,771,000元;及一次過以實物派發之特別中期股息,相等於每股港幣0.517元)。

截至二零零六年六月三十日止六個月

	附註	二零零六年 港幣千元	重列 二零零五年 港幣千元
持續經營業務			
營業額	5	**129,203**	173,669
銷售成本		**(35,376)**	(97,441)
毛利		**93,827**	76,228
其他收入		**28,530**	11,942
行政費用		**(59,826)**	(42,107)
其他營運費用		**(1,413)**	(6,159)
投資物業之公平值變動		**537,139**	1,742
經營溢利	5 & 6	**598,257**	41,646
財務費用		**(48,222)**	(14,669)
應佔共同控制實體溢利減虧損		**1,843**	20,531
除税前溢利		**551,878**	47,508
税項支出	7	**(185,694)**	(4,847)
持續經營業務之溢利		**366,184**	42,661
已終止經營業務			
來自已終止經營業務之溢利	8	**—**	589,580
本期溢利		**366,184**	632,241
應佔：			
股東		**108,277**	631,585
少數股東權益		**257,907**	656
		366,184	632,241
股息			
中期		**24,187**	23,771
特別中期（以實物分派）		**—**	1,229,143
	9	**24,187**	1,252,914
		港仙	港仙
持續經營業務之每股盈利	10		
基本		**4.52**	2.03
攤薄		**4.49**	1.92
已終止經營業務之每股盈利	10		
基本		**不適用**	25.90
攤薄		**不適用**	24.19
經營業務之每股盈利	10		
基本		**4.52**	27.93
攤薄		**4.49**	26.30

二零零六年六月三十日

	附註	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
資產			
非流動資產			
物業、機器及設備		**54,842**	53,974
投資物業		**2,575,022**	2,016,387
租賃土地及土地使用權		**70,132**	70,502
共同控制實體		**579,104**	577,261
非流動投資	12	**4,643,130**	2,690,556
其他非流動資產		**10,923**	8,277
		7,933,153	5,416,957
流動資產			
發展物業		**4,956,067**	4,134,038
應收賬款及預付款	13	**75,235**	134,545
可收回稅項		**3,718**	3,368
其他投資		**44,114**	39,126
現金及銀行結餘		**596,165**	255,206
		5,675,299	4,566,283
總資產		**13,608,452**	9,983,240
權益			
股本	15	**240,691**	237,792
儲備		**7,169,154**	5,078,878
股東權益		**7,409,845**	5,316,670
少數股東權益		**619,313**	355,968
總權益		**8,029,158**	5,672,638
負債			
非流動負債			
借貸	16	**2,746,004**	1,567,857
遞延稅項負債		**395,115**	210,264
		3,141,119	1,778,121
流動負債			
應付賬款及應計費用	14	**1,131,470**	719,237
借貸之現期部份	16	**1,277,535**	1,807,880
應付稅項		**5,140**	5,364
應付股息		**24,030**	—
		2,438,175	2,532,481
總負債		**5,579,294**	4,310,602
總權益及負債		**13,608,452**	9,983,240

綜合現金流量表（未經審核）

截至二零零六年六月三十日止六個月

	二零零六年 港幣千元	重列 二零零五年 港幣千元
用於經營業務之現金淨額	**(333,565)**	(291,569)
來自／(用於)投資業務之現金淨額	**1,171**	(368,107)
來自融資活動之現金淨額	**690,080**	248,075
現金及銀行結餘之增加／(減少)淨額	**357,686**	(411,601)
於期初之現金及銀行結餘	**255,206**	610,354
滙率變動	**(16,727)**	1,044
於期末之現金及銀行結餘 (不包括已終止經營業務)	**596,165**	199,797
已終止經營業務之現金及銀行結餘	—	1,280,363
於期末之現金及銀行結餘	**596,165**	1,480,160

截至二零零六年六月三十日止六個月

	股本	其他儲備	盈餘儲備	股東權益	少數股東權益	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零五年十二月三十一日	**237,792**	**1,245,281**	**3,833,597**	**5,316,670**	**355,968**	**5,672,638**
兌換率調整	—	**9,729**	—	**9,729**	**4,505**	**14,234**
可換股債券之轉換，除稅	**2,872**	**42,367**	—	**45,239**	—	**45,239**
行使認股權而發行之股份	**27**	**167**	—	**194**	—	**194**
來自少數股東之資本	—	—	—	—	**933**	**933**
認股權之公平值	—	**1,192**	—	**1,192**	—	**1,192**
可供出售之投資之公平值變動	—	**1,952,574**	—	**1,952,574**	—	**1,952,574**
本期溢利	—	—	**108,277**	**108,277**	**257,907**	**366,184**
二零零五年末期股息	—	—	**(24,030)**	**(24,030)**	—	**(24,030)**
於二零零六年六月三十日	**240,691**	**3,251,310**	**3,917,844**	**7,409,845**	**619,313**	**8,029,158**
於二零零四年十二月三十一日	201,564	1,151,987	1,486,904	2,840,455	723,400	3,563,855
兌換率調整	—	1,182	—	1,182	16	1,198
可換股債券之轉換，除稅	31,567	534,787	—	566,354	—	566,354
行使認股權而發行之股份	297	2,240	—	2,537	—	2,537
來自少數股東之資本	—	—	—	—	1,138,480	1,138,480
被視為出售一附屬公司部份權益之收益	—	—	—	—	(577,123)	(577,123)
收購一附屬公司	—	—	—	—	368	368
可供出售之投資之公平值變動	—	(1,029)		(1,029)	(777)	(1,806)
出售物業變現	—	(10,254)	10,254	—	—	—
本期溢利	—	—	631,585	631,585	656	632,241
二零零四年末期股息	—	—	(89,859)	(89,859)	(4,444)	(94,303)
於二零零五年六月三十日	233,428	1,678,913	2,038,884	3,951,225	1,280,576	5,231,801

1. 一般資料

本集團主要於香港、新加坡及中國內地從事物業發展及投資。

本公司是在百慕達註冊成立之有限公司，並在香港聯合交易所有限公司(「聯交所」)主板上市。註冊地址為 Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。香港主要辦事處為香港北角渣華道191號嘉華國際中心29樓。

2. 編製基準

此中期財務資料乃採用歷史成本會計法，並就投資物業之重估，可供出售之投資及其他投資而作出修訂，按公平值列賬及按照香港會計師公會頒佈的香港會計準則第34號「中期財務報告」編製而成。

編製中期財務資料所應用之會計政策及計算方法，與截至二零零五年十二月三十一日止年度之財務報表所用者貫徹一致。

截至二零零六年六月三十日止六個月之財務資料，本集團首次採納由香港會計師公會頒佈於二零零六年一月一日或之後生效之新訂會計準則、修訂及詮釋。惟採納以上新準則對本集團的會計政策及財務狀況無重大影響。

隨著集團分拆銀河娛樂集團有限公司(「銀河娛樂」)，綜合損益表之二零零五年比較數字已重列，以符合香港財務報告準則之呈列方式。

3. 財務風險管理

有關本集團之財務風險管理目的及政策與截至二零零五年十二月三十一日止年度之財務報表所披露者一致。

4. 關鍵會計估算及判斷

所採用之估算及判斷會被持續評估，並根據過往經驗及其他因素進行評估，包括在有關情況下相信為合理的對未來事件的預測。所得的會計估算如其定義，不常與其實際結果相同。編製中期財務資料所採用之估算和假設與編製截至二零零五年十二月三十一日止年度之財務報表所採用者一致。

5. 分部資料

集團主要從事物業發展及投資。在日本，集團從事機器貿易。隨著二零零五年被視為出售銀河娛樂(見附註8)，本集團不再經營製造、銷售及分銷建築材料。此外並沒有其他重大獨立分部業務。根據集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部為次要分部。分部資產主要包括物業、機器及設備、其他非流動資產、物業、應收賬款及預付款，唯不包括部份投資、現金和銀行結餘及可收回稅項。分部負債主要包括應付賬款及應計費用。而分部之間沒有任何銷售或貿易交易。

業務分部資料如下：

	持續經營業務			
	地產	貿易	未經分類	總額
	港幣千元	港幣千元	港幣千元	港幣千元
截至二零零六年六月三十日止六個月				
營業額	98,465	30,738	—	129,203
經營溢利	594,513	1,693	2,051	598,257
財務費用				(48,222)
應佔共同控制實體溢利減虧損	1,843	—	—	1,843
除稅前溢利				551,878
稅項支出				(185,694)
本期溢利				366,184
資本支出	2,874	69	—	2,943
折舊	1,487	—	—	1,487
攤銷	2,204	—	—	2,204
其他投資之公平值收益	—	—	4,988	4,988
於二零零六年六月三十日				
分部資產	7,729,186	13,035	5,287,127	13,029,348
共同控制實體	579,104	—	—	579,104
資產總額				13,608,452
負債總額	1,111,399	10,067	4,457,828	5,579,294

5. 分部資料(續)

	持續經營業務				已終止
	地產	貿易	未經分類	合計	經營業務
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
截至二零零五年六月三十日止六個月					
營業額	150,530	23,139	—	173,669	546,158
經營溢利/(虧損)	52,692	(161)	(10,885)	41,646	9,298
財務費用				(14,669)	(5,998)
應佔溢利減虧損					
共同控制實體	20,531	—	—	20,531	7,945
聯營公司				—	1,492
除税前溢利				47,508	12,737
税項支出				(4,847)	(280)
除税後溢利				42,661	12,457
被視為出售一附屬公司部份權益之收益				—	577,123
本期溢利				42,661	589,580
資本支出	1,653	—	—	1,653	24,465
折舊	947	—	—	947	36,440
攤銷	2,142	—	—	2,142	19,307
其他投資之公平值虧損/(收益)	—	—	154	154	(81)
於二零零五年十二月三十一日					
分部資產	6,387,786	29,428	2,988,765	9,405,979	
共同控制實體	577,261	—	—	577,261	
資產總額				9,983,240	
負債總額	697,297	18,712	3,594,593	4,310,602	

5. 分部資料（續）

地區分部資料如下：

	持續經營業務			
	營業額	經營溢利／(虧損)	資本支出	總資產 二零零六年 六月三十日
	港幣千元	港幣千元	港幣千元	港幣千元
截至二零零六年六月三十日止六個月				
香港	**5,821**	**(14,060)**	**688**	**7,497,820**
中國內地	**84,127**	**604,735**	**2,186**	**5,914,693**
新加坡	**8,517**	**5,889**	**—**	**174,771**
日本	**30,738**	**1,693**	**69**	**21,168**
	129,203	**598,257**	**2,943**	**13,608,452**

	持續經營業務			已終止經營業務			
	營業額	經營溢利／(虧損)	資本支出	營業額	經營溢利	資本支出	總資產 二零零五年 十二月 三十一日
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
截至二零零五年六月三十日止六個月							
香港	123,441	39,958	811	242,417	5,900	17,886	4,907,515
中國內地	22,605	1,515	842	303,741	3,398	6,579	4,878,348
新加坡	4,484	334	—	—	—	—	165,292
日本	23,139	(161)	—	—	—	—	32,085
	173,669	41,646	1,653	546,158	9,298	24,465	9,983,240

6. 經營溢利

	二零零六年 港幣千元	二零零五年 港幣千元
經營溢利已計入：		
滙兑收益	**17,843**	3,382
其他投資之公平值收益	**4,988**	—
利息收入	**3,266**	3,012
收購一共同控制實體之負商譽	—	4,317
及已扣除：		
銷售存貨成本	**25,815**	19,982
折舊(扣除列於發展物業之資本化金額港幣701,000元(二零零五年：港幣357,000元))	**1,487**	947
租賃土地之攤銷(扣除列於發展物業之資本化金額港幣15,008,000元(二零零五年：港幣15,625,000元))	**2,204**	2,142
其他投資之公平值虧損	—	154
土地及樓房之經營租賃租金	**2,160**	—
出售物業、機器及設備之虧損	**56**	133

7. 税項支出

	二零零六年 港幣千元	二零零五年 港幣千元
本年度税項		
香港利得税	**12**	4,775
海外税項	**168**	102
遞延税項	**185,514**	(30)
	185,694	4,847

香港利得税乃按照本期間估計應課税溢利減承前可用之税項虧損後依17.5%(二零零五年：17.5%)税率提撥。海外税項乃按有關國家之現行税率就海外經營業務產生之應課税溢利提撥。

截至二零零六年六月三十日止六個月，應佔共同控制實體之税項為港幣1,017,000元(二零零五年：港幣4,151,000元)已計入損益表內應佔共同控制實體溢利減虧損之中。

8. 已終止經營業務

	二零零五年 港幣千元
建築材料	
營業額	546,158
經營溢利	9,298
財務費用	(5,998)
應佔溢利減虧損	
共同控制實體	7,945
聯營公司	1,492
除稅前溢利	12,737
稅項支出	(280)
本期溢利	12,457
被視為出售部份權益之收益	577,123
已終止經營業務之溢利	589,580
經營之現金流量	4,435
投資之現金流量	(87,566)
融資之現金流量	1,192,300
現金及銀行結餘之增加淨額	1,109,169
滙率變動之影響	242
於期初之現金及銀行結餘	170,952
總現金流量	1,280,363

隨着二零零五年十一月，集團分拆銀河娛樂及派發特別股息後，其之前所經營之製造、銷售及分銷建築材料業務列為已終止經營業務。銀河娛樂主要從事博彩娛樂和銷售、製造及分銷建築材料。

9. 股息

董事會議決派發截至二零零六年六月三十日止六個月之中期股息(以股代息但附現金選擇)，每股港幣0.01元，合共港幣24,187,000元(二零零五年：中期現金股息每股港幣0.01元及一次過派發之特別中期股息(以實物分派)，相等於每股港幣0.517元，合共港幣1,252,914,000元)。此項擬派發股息將於截至二零零六年十二月三十一日止年度列作盈餘儲備分派。

10. 每股盈利

本期間之每股基本及攤薄盈利之計算如下：

	持續經營業務		已終止經營業務	
	二零零六年	二零零五年	二零零六年	二零零五年
	港幣千元	港幣千元	港幣千元	港幣千元
股東應佔溢利	**108,277**	46,013	—	585,572
具攤薄作用之潛在普通股之影響：				
可換股債券之利息，除稅	**1,274**	6,907	—	—
用以計算每股攤薄盈利之溢利	**109,551**	52,920	—	585,572

	股份數目	
	二零零六年	二零零五年
用以計算每股基本盈利之股份加權平均數	**2,394,314,000**	2,261,175,000
具攤薄作用之潛在普通股之影響：		
認股權	**4,991,000**	140,370,000
用以計算每股攤薄盈利之股份加權平均數（可換股債券前）	**2,399,305,000**	2,401,545,000
具攤薄作用之潛在普通股之影響：		
可換股債券	**39,096,000**	19,378,000
用以計算每股攤薄盈利之股份加權平均數	**2,438,401,000**	2,420,923,000

除計算已終止經營業務的每股攤薄盈利外，於二零零五年之可換股債券具反攤薄作用。因此，計算二零零五年之每股攤薄盈利時，不包括可換股債券。

11. 資本支出

截至二零零六年六月三十日止六個月，本集團就物業、機器及設備支出為港幣2,900,000元（二零零五年：港幣26,000,000元）。而出售物業、機器及設備則為港幣600,000元（二零零五年：港幣1,000,000元）。

12. 非流動投資

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
可供出售之投資，市值	**4,643,130**	2,690,556

可供出售之投資為集團在銀河娛樂之18.7%權益。銀河娛樂在香港註冊並在香港主板上市。

13. 應收賬款及預付款

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
應收貿易賬款、扣除撥備	**13,431**	23,756
其他應收賬款、扣除撥備	**58,204**	105,781
預付款	**3,600**	5,008
	75,235	134,545

本集團之應收貿易賬款主要包括銷售物業及租金。售樓條款因應當時市場情況，因此條款各有不同。

本集團之應收貿易賬款扣除呆壞賬撥備後依發票日期之賬齡分析如下：

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
一個月內	**7,447**	14,566
二至三個月	**1,085**	3,137
四至六個月	**4,069**	987
六個月以上	**830**	5,066
	13,431	23,756

14. 應付賬款及應計費用

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
應付貿易賬款	**161,023**	210,515
其他應付賬款	**21,995**	29,944
營運應付費用	**28,702**	24,833
已收按金	**728,564**	176,597
應付共同控制實體款項	**69,007**	69,007
應付少數股東款項	**122,179**	208,341
	1,131,470	719,237

本集團之應付貿易賬款依發票日期之賬齡分析如下：

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
一個月內	**159,825**	209,998
二至三個月	**1,198**	517
	161,023	210,515

15. 股本

	二零零六年		二零零五年	
	每股面值港幣一角之普通股	港幣千元	每股面值港幣一角之普通股	港幣千元
法定				
於一月一日及六月三十日	**5,000,000,000**	**500,000**	5,000,000,000	500,000
發行及繳足				
於一月一日	**2,377,921,049**	**237,792**	2,015,644,738	201,564
行使認股權(a)	**270,000**	**27**	2,968,000	297
可換股債券之轉換(b)	**28,723,399**	**2,872**	315,671,092	31,567
於六月三十日	**2,406,914,448**	**240,691**	2,334,283,830	233,428

15. 股本(續)

(a) 按照本公司之認股權計劃,可認購本公司股份之認股權已授予選定之行政人員。期內沒有授出新認股權(二零零五年:無),而有關270,000普通股股份之認股權已獲行使(二零零五年:2,968,000普通股股份)。於二零零六年六月三十日,根據計劃授出尚未獲行使之認股權如下:

行使期	每股行使價 港幣	認股權數目 二零零六年六月三十日	二零零五年十二月三十一日
一九九九年五月二十日至 二零零八年五月十九日	0.5586	**33,000**	33,000
二零零零年十二月三十日至 二零零九年十二月二十九日	0.3600	**300,000**	300,000
二零零四年三月一日至 二零一三年二月二十八日	0.7200	**645,000**	915,000
二零零三年十二月三十日至 二零一三年十二月二十九日	1.3000	**2,000,000**	2,000,000
二零零六年十月二十二日至 二零一一年十月二十一日	1.9060	**20,229,000**	20,229,000
		23,207,000	23,477,000

(b) 期內,面值港幣54,000,000元之可換股債券(附註16(a))已被轉換為本公司28,700,000普通股股份。其中港幣2,870,000元已入賬為股本,餘下之金額則入賬為股份溢價。

16. 借貸

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
長期銀行貸款		
抵押	**2,733,502**	2,212,055
無抵押	**460,580**	279,798
	3,194,082	2,491,853
可換股債券(a)	**39,971**	81,122
來自少數股東之貸款	**—**	98,242
	3,234,053	2,671,217
短期銀行貸款		
抵押	**10,000**	10,000
無抵押	**779,486**	694,520
	4,023,539	3,375,737
列為流動負債之現期部份	**(1,277,535)**	(1,807,880)
	2,746,004	1,567,857

16. 借貸(續)

(a) 本集團於二零零四年三月,發行一批面值港幣864,260,000元附有年息0.5%可換股債券,此債券於二零零九年三月到期。該等債券於盧森堡證券交易所上市,並且可於二零零四年四月二十三日至二零零九年三月八日內,按初步換股價每股港幣2.25元兌換為本公司股份(本公司於二零零五年十一月以實物分派特別中期股息,故換股價調整至每股港幣1.88元)。該等債券可於二零零九年三月二十三日根據該等債券的有關條款及條件以其本金之91.49%贖回。

17. 資本承擔

	二零零六年 六月三十日 港幣千元	二零零五年 十二月三十一日 港幣千元
已簽約但未撥備 物業發展支出承擔	**1,232,516**	1,655,263

18. 或然負債

本公司已就若干附屬公司取得之信貸額為港幣3,336,000,000元(二零零五年十二月三十一日:港幣3,572,000,000元)向銀行及財務機構出具擔保。已動用之信貸額為港幣2,323,000,000元(二零零五年十二月三十一日:港幣2,079,000,000元)。

本公司就一附屬公司發行之可換股債券,向債券持有人出具擔保。於二零零六年六月三十日,未償還之可換股債券面值為港幣50,000,000元(二零零五年十二月三十一日:港幣104,000,000元)。

本公司就一集團佔有權益之公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

19. 結算日後事項

於二零零六年九月六日,集團全資附屬公司嘉華石業(集團)有限公司成功籌組一筆港幣18億元三年/五年之循環/有期的銀團貸款。

致嘉華國際集團有限公司董事會
(在百慕達註冊成立之有限公司)

引言

本會計師已按　貴公司指示，審閱第4至18頁所載的中期財務資料。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定，上市公司之中期財務資料的編製須符合香港會計師公會頒佈的香港會計準則第34號「中期財務報告」及其相關規定。董事須對中期財務資料負責，而有關資料亦已經董事會批准。

本會計師之責任是根據審閱之結果，對中期財務資料出具獨立結論，僅向整體董事會報告，除此之外本報告別無其他目的。本會計師不會就本報告的內容向任何其他人士負上或承擔任何責任。

已執行的審閱工作

本會計師已按照香港會計師公會所頒佈的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。審閱工作主要包括向集團管理層作出查詢，及對中期財務資料進行分析程序，然後根據結果評估　貴公司之會計政策及呈報方式是否貫徹應用(惟已另作披露則除外)。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本會計師不會對中期財務資料發表審計意見。

審閱結論

按照本會計師審閱的結果，但此審閱並不作為審計之一部份，本會計師並無發現任何須在截至二零零六年六月三十日止六個月的中期財務資料作出重大修訂之事項。

羅兵咸永道會計師事務所
執業會計師

香港，二零零六年九月十四日

(I) 回顧及展望

經營業績

本期內，營業額及股東應佔溢利分別為港幣129,000,000元及港幣108,000,000元，而二零零五年同期則分別為港幣174,000,000元及港幣46,000,000元（不包括已終止經營業務港幣586,000,000元）。

期內，本集團預售香港及上海發展物業的成績令人滿意。然而，根據現行的會計準則，在物業落成之前，預售的收益未能入賬。

香港的發展物業

本集團於二零零六年三月推出豪華住宅項目嘉御山。此項目的總樓面面積約300,000平方呎，共有114個單位及8間獨立屋。位處沙田半山的嘉御山坐擁園林景色，盛覽優雅景緻，除享有沙田社區內豐富的配套設施，亦鄰近新落成的8號幹線，直達西九龍。該項目專為追求舒適空間和獨特生活品味的人士而設，為他們提供優質的豪華住宅物業。第一期預售已於三月展開，65個單位在三星期內全部售罄。預售所得款項預期將於二零零七年項目竣工時入賬。管理層現正計劃於二零零六年下半年進行第二期預售，推出餘下單位及獨立屋。

本集團另一住宅項目嘉薈軒具備截然不同的市場定位。嘉薈軒座落香港島心臟地帶灣仔區，毗鄰地鐵站，只需5分鐘便可到達中環、金鐘及銅鑼灣，住戶不論外出工作或娛樂也十分方便。該項目面積約235,000平方呎，共有381個單位，分別設有開放式單位、一房及兩房單位，特意為年青一代的都市專業人士而設，切合單身一族或二人家庭的獨特需要。住客會所位於大廈頂樓，設有時尚的休息室、雪茄房、露天泳池及設備齊全的健身室。該項目亦在香港創出先河，包括五幢三層高的歷史建築物，屬於古物古蹟辦事處指定保留的古蹟。嘉薈軒在二零零六年七月進行預售，反應非常熱烈，兩星期內幾乎已售出全部單位。該項目預期於二零零七年竣工。

上海的發展及投資物業

雖然期內中央政府推出新一輪政策及措施後，慧芝湖花園第一期A的銷情依然理想。截至二零零六年九月十日，已預售合共594個單位，總面積約61,000平方米，佔初期可推售單位總數約94%。第一期B包括逾600個單位，總面積約69,000平方米，將於下半年度推出市場。市場對此項目反應熱烈，於二零零六年八月推出預售的128個單位中，其中總面積約12,850平方米的127個單位已售出或預留。第一期將於二零零七年竣工，而管理層目前正策劃慧芝湖花園第二期工程。

期內，本集團位於徐滙區及靜安區項目的動遷進展良好。管理層冀能於二零零六年年底前在該兩地盤東面動工。

至於上海的寫字樓市場方面，外資及國內公司於過去六個月繼續進駐上海。在甲級寫字樓需求持續增長帶動下，辦公室租金及市值均趨升。本集團位於徐滙區淮海中路的37層高優質寫字樓上海嘉華中心乃上海其中一幢最炙手可熱的寫字樓。此投資物業的出租率達100%，加上租金為市場高位，故持續帶來穩健租金收入及增加本集團的價值。

於銀河娛樂集團有限公司的投資

集團之非流動投資乃為集團以公平值入賬所持有的銀河娛樂權益。集團視該投資為策略投資。於二零零六年六月三十日，銀河娛樂的收市價為每股港幣7.55元，二零零五年十二月三十一日則為每股港幣4.375元。集團因而錄得約港幣20億元的公平值變動，所增金額已計入儲備之中。

港幣18億元之銀團貸款

本集團於二零零六年九月六日與十四間國際及本地銀行簽訂港幣18億元之銀團貸款。該貸款分為兩個部份，分別為3年期港幣9億元的循環貸款及5年期港幣9億元的循環／有期貸款。

憑藉良好的公司信譽，是次銀團貸款在籌組階段時獲得銀行界熱烈支持，貸款額由原來的港幣15億元增至港幣18億元。

(II) 財務檢討

財務狀況

本集團之財務狀況持續強健。於本期末，總權益由二零零五年十二月三十一日之港幣5,673,000,000元上升至港幣8,029,000,000元，增幅達百分之四十二。

期內，可換股債券之轉換及認股權之行使令本公司之已發行股份數目增加。然而，所產生之攤薄效應已為本期間所確認之溢利抵銷。

流動資金及負債比率

於本期末，本集團之現金及銀行結餘為港幣596,000,000元。在負債比率方面(定義為未償還之貸款總額減現金結餘後除以資產總額)維持在百分之二十六的穩健水平。

本集團之流動資金狀況保持強健，有充裕之現金及足夠的銀行信貸，以應付營運資金、未來的收購及投資之需求。

庫務政策

本集團管理外滙繼續以保守政策及控制風險為主，本集團借貸以港幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。在適當的情況下，本集團亦利用利率掉期合約以避免因利率大幅波動時而影響本集團之營運。本集團並無投資於與本集團財務無關之衍生工具。

集團資產之抵押

於本期末，賬面值港幣2,575,000,000元(二零零五年十二月三十一日：港幣2,016,000,000元)之投資物業，及賬面值港幣111,000,000元(二零零五年十二月三十一日：港幣112,000,000元)之土地和建築物已分別抵押予銀行作為本集團借貸之擔保。

或然負債

本公司已就若干附屬公司取得之信貸額為港幣3,336,000,000元(二零零五年十二月三十一日：港幣3,572,000,000元)向銀行及財務機構出具擔保，其中已動用之信貸額為港幣2,323,000,000元(二零零五年十二月三十一日：港幣2,079,000,000元)。

本公司就一間附屬公司發行之可換股債券向可換股債券持有人出具擔保。於二零零六年六月三十日，未償還之可換股債券面值為港幣50,000,000元(二零零五年十二月三十一日：港幣104,000,000元)。

本公司就一集團佔有權益之公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

僱員及薪酬政策

於二零零六年六月三十日，集團在香港及中國內地僱員總人數為270人(不包括共同控制實體)。期間，僱員成本(不包括董事酬金)為港幣42,000,000元。

集團相信公司的成功及其業務得以長遠發展，關鍵在於我們員工的素質、工作表現及承擔。本集團的薪酬制度旨在根據個別僱員之工作表現、能力及發展潛能釐定酬金水平，達致有效地吸引、挽留及提升潛質優秀及有能力之僱員。集團相信僱員現時之薪酬福利，在同儕中是公平、合理及具市場競爭力。

自一九八九年起，本集團已為行政人員設立一項認股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材。此外，集團亦參照內地市場的薪酬水平，釐定內地員工的薪酬福利，並著重為員工提供培訓及發展的機會。

董事之證券權益

於二零零六年六月三十日，根據證券及期貨條例第XV部第七及第八分部向本公司及聯交所申報(包括根據證券及期貨條例該等條文被當作或視為擁有的權益及淡倉(如有))，及根據證券及期貨條例第三百五十二條而備存的登記冊內，或根據載於聯交所證券上市規則(「上市規則」)附錄十而通知本公司及聯交所，各董事在本公司或其相聯法團(定義見證券及期貨條例第XV部)之本公司股份、相關股份及債券之權益及淡倉，與有關認購本公司股份之權益，及該等權益之行使之詳情，分列如下：

(甲) 普通股股份

	股份數目					
董事名稱	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本之概約百分率
呂志和	6,468,014	7,130,234[1]	38,129,737[2]	1,257,389,151[3]	1,309,117,136	54.39
呂耀東	5,799,164	—	—	1,257,389,151[3]	1,263,188,315	52.48
倫贊球	2,224,000	—	—	—	2,224,000	0.09
許淇安	580,000	—	—	—	580,000	0.02
羅志聰	630,000	—	—	—	630,000	0.03
鄧呂慧瑜	8,308,166	—	—	1,257,389,151[3]	1,265,697,317	52.59
鍾逸傑爵士	150,000	—	—	—	150,000	0.01
梁文建	700,000	—	—	—	700,000	0.03
黃乾亨	600,000	—	—	—	600,000	0.02
李東海	650,000	—	—	—	650,000	0.03
陳有慶	928,977	—	—	—	928,977	0.04
張惠彬	907,239	—	—	—	907,239	0.04
廖樂柏	500,000	—	—	—	500,000	0.02

除另有陳述者外，上述所有個人權益均為各董事以實益擁有人之身份持有。

附註：

(1) 呂志和博士透過其配偶的權益，被視作擁有7,130,234股本公司股份的權益。

(2) Best Chance Investments Ltd. 及步基證券有限公司分別持有本公司之股份35,075,725股及3,054,012股，該兩間公司均由呂志和博士直接或間接控制。

(3) 該等1,257,389,151股股份由全權信託(由呂志和博士作為創立人成立)持有，佔本公司已發行股本三分之一以上。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族全權信託之直接或間接可能受益人，因此被視為持有該等信託所持有上述股份之權益。

董事之證券權益（續）

(乙) 相關股份 — 認股權

本公司若干董事實益持有非上市以實物交收的認股權，以認購本公司之普通股股份。

於二零零六年六月三十日，根據本公司之認股權計劃或根據本公司之其他認股權計劃授出並由本公司董事、本公司及其附屬公司之僱員（本公司之董事除外）及其他參與人持有之認股權變動之詳情載列如下：

		認股權數目				
持有人	授出日期	於二零零六年一月一日持有	於本期內行使	於二零零六年六月三十日持有	每股股份行使價（港元）	行使期
呂志和	二零零五年十月二十一日	1,350,000	—	1,350,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
呂耀東	二零零五年十月二十一日	1,340,000	—	1,340,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
倫贊球	二零零五年十月二十一日	670,000	—	670,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
許淇安	二零零五年十月二十一日	580,000	—	580,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
羅志聰	二零零五年十月二十一日	530,000	—	530,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	二零零五年十月二十一日	930,000	—	930,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
鍾逸傑爵士	二零零三年二月二十八日	150,000	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日

董事之證券權益(續)

(乙) 相關股份 — 認股權(續)

持有人	授出日期	認股權數目 於二零零六年一月一日持有	於本期內行使	於二零零六年六月三十日持有	每股股份行使價(港元)	行使期
梁文建	二零零五年十月二十一日	400,000	—	400,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
黃乾亨	二零零五年十月二十一日	300,000	—	300,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
李東海	二零零五年十月二十一日	500,000	—	500,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
陳有慶	二零零五年十月二十一日	500,000	—	500,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
張惠彬	二零零五年十月二十一日	600,000	—	600,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
廖樂柏	二零零五年十月二十一日	500,000	—	500,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
僱員(合共)	一九九八年五月二十日	33,000	—	33,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	#150,000	—	150,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	615,000	120,000[illegible]	495,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零三年十二月二十九日	2,000,000	—	2,000,000	1.3000	二零零三年十二月三十日至二零一三年十二月二十九日
	二零零五年十月二十一日	11,689,000	—	11,689,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
其他	一九九九年十二月三十日	#150,000	—	150,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	150,000	150,000[illegible]	—	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	340,000	—	340,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日

\# 就認股權持有人不再為本公司一附屬公司之僱員後，其所持有合共150,000份認股權由「僱員」重新分類為「其他」。

董事之證券權益(續)

(乙) 相關股份 — 認股權(續)

附註:

(a) 於本期內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.40元。

(b) 於本期內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣1.72元。

除於二零零三年十二月二十九日授出之認股權,可於授出日期行使所有認股權,上文所述之所有其他認股權,須受一年持有期限制。

於本期內,本公司並無授出任何認股權而同期間亦無任何認股權被註銷或失效。

上述所有權益均指好倉。

呂志和博士、呂耀東先生及鄧呂慧瑜女士被視作於本公司之其他所有附屬公司及共同控制實體之已發行股本中擁有權益。

除上文所披露者外,於二零零六年六月三十日,本公司董事概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)本公司的股份、相關股份及債券中擁有任何權益或淡倉。

主要股東之權益

於二零零六年六月三十日，根據證券及期貨條例第三百三十六條而須予備存於本公司登記冊內，持有本公司股份及相關股份的權益之人士(而該等人士並非本公司董事或行政總裁)，分列如下：

股東名稱	普通股數目(好倉)	佔已發行股本之概約百分率
HSBC International Trustee Limited	1,257,579,151[1]	52.25
Penta Investment Advisers Ltd.	291,800,104[2]	12.12
Zwaanstra John	291,800,104[2]	12.12
Marapro Co., Ltd.	190,228,080[3]	7.90
Symmetry Co., Ltd.	190,228,080[3]	7.90
Polymate Co., Ltd.	190,228,080[4]	7.90

附註：

(1) HSBC International Trustee Limited 為全權信託之信託人，而該全權信託持有1,257,579,151股本公司股份。

(2) Penta Investment Advisers Ltd. 以投資經理身份擁有291,800,104股本公司股份的權益。該公司由Zwaanstra John 控制。

(3) Marapro Co., Ltd. 及Symmetry Co., Ltd. 分別為一項信託的受益人及信託人，而該信託擁有190,228,080股本公司股份之權益。

(4) Polymate Co., Ltd. 為持有190,228,080股本公司股份權益的公司之最終控股公司。

下列乃重複權益：

(i) 呂志和博士、呂耀東先生、鄧呂慧瑜女士擁有之1,257,389,151股本公司股份。HSBC International Trustee Limited 亦於該等股份中擁有權益，於該等股份中，Marapro Co., Ltd.、Symmetry Co., Ltd. 及 Polymate Co., Ltd. 對其中之190,228,080股本公司股份同時擁有權益；及

(ii) Penta Investment Advisers Ltd. 及 Zwaanstra John 擁有之291,800,104股本公司股份。

除上述披露者外，於二零零六年六月三十日，本公司並無獲任何擁有本公司股份或相關股份中的權益或淡倉之人士須根據證券及期貨條例第XV部第2及第3分部向本公司申報。

購入、出售或贖回本公司上市證券

本公司於截至本期內，並無贖回任何本公司之股份及可換股債券。本公司及其附屬公司亦未於本期內購入或出售任何本公司之股份及可換股債券。

審核委員會

審核委員會由本公司兩名獨立非執行董事及一名非執行董事組成。審核委員會已審閱本公司所採納的會計原則及慣例，並討論有關審計、內部控制及財務申報事項。審核委員會(連同本公司核數師羅兵咸永道會計師事務所)已審閱本集團截至本期末六個月內的未經審核中期業績。

董事進行證券交易之行為守則

本公司已採納載於上市規則附錄十作為本公司之董事進行證券交易的標準守則(「標準守則」)。經本公司全體董事作出詳細查詢，本公司確認於截至本期內，彼等均已遵守標準守則所規定之標準。

企業管治

於本期內，本公司均一直遵守載於上市規則附錄十四所載的企業管治常規之守則條文(「守則條文」)(有關偏離守則條文第A.4.2條規定除外)。關於偏離守則條文第A.4.2條規定一事，董事會認為載於本公司二零零五年年報內，論及主席及董事總經理均可連續留任而無須輪值告退之理據依然成立(詳情見於二零零五年年報之企業管治報告書內「遵守附錄十四」一節中)。董事會認為該守則條文的精神已充分得到體現，實際上超過三分一董事(主席及董事總經理的情況除外)確認每三年輪值告退一次，而主席及董事總經理之連續留任對本集團實為重要。董事會將繼續檢討有關事項，於適當時候，作出相應措施。

暫停辦理登記手續

本公司將於二零零六年十月九日至二零零六年十月十三日(包首尾兩天),暫停辦理股票過戶登記手續。股東如欲確保收取擬派中期股息,一切過戶文件連同有關之股票須於二零零六年十月六日下午四時前送達香港灣仔皇后大道東183號合和中心17樓1712－1716室本公司於香港之股份過戶登記分處,即香港中央證券登記有限公司辦理過戶登記手續。

承董事會命
公司秘書
陳明德

香港,二零零六年九月十四日





K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong
香港北角渣華道191號嘉華國際中心29樓

Tel 電話：(852) 2880 0178　Fax 傳真：(852) 2880 5610

SOUTH CHINA MORNING POST

CLASSIFIED NOTICES Page 5 FRIDAY SEPTEMBER 15 2006

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code : 173)

ANNOUNCEMENT

The Board of Directors ("***Board***") of K. Wah International Holdings Limited ("***Company***") announces that Mr. Francis Lui Yiu Tung ("***Mr. Lui***") has resigned as the Managing Director of the Company for personal reason but will remain as an Executive Director of the Company. The Board has accepted Mr. Lui's resignation which will take effect from 14th September 2006. Save as disclosed herein, there is no other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board further announces that Mr. Eddie Hui Ki On ("***Mr. Hui***"), currently an Executive Director of the Company, has been appointed the acting Managing Director of the Company with effect from 14th September 2006. Mr. Hui, aged 62, joined the Company in 2003 and is the Group Director, General Affairs. He has been an Executive Director of the Company since April 2003. Mr. Hui has been appointed the chairman of the remuneration committee of the Company in December 2005. Prior to joining the Company, Mr. Hui served the Hong Kong Police Force for 38 years. He retired from the Police Force as Commissioner of Police in 2001. In 2001, Mr. Hui was awarded the Gold Bauhinia Star by the Government of the HKSAR. Mr. Hui has made significant contribution to the growth and development of the Company during his terms of service.

The Board would like to express its gratitude to Mr. Lui for his leadership and valuable contribution to the Company during his terms of service as the Managing Director of the Company for over 10 years and also express its congratulation to Mr. Hui on his appointment.

As at the date of this announcement, the Executive Directors of the Company are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

By Order of the Board
Dr. Lui Che Woo
Chairman

Hong Kong, 14th September 2006

香港經濟日報　　2006年9月15日　星期五



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

公佈

K. Wah International Holdings Limited 嘉華國際集團有限公司（「本公司」）董事會（「董事會」）宣佈於二零零六年九月十四日呂耀東先生（「呂先生」）因私人理由辭任本公司董事總經理之職務，並獲董事會接納。呂先生將繼續留任本公司執行董事。除本文所披露者外，董事會確認並無任何有關與呂先生辭任董事總經理一事而須知會本公司股東之事宜。

董事會並宣佈，許淇安先生（「許先生」）（本公司現任執行董事）獲委任為署理董事總經理，生效日期為二零零六年九月十四日。許先生，現年六十二歲，於二零零三年加入本公司，現為集團常務董事。彼自二零零三年四月起任本公司執行董事。許先生於二零零五年十二月起獲委任為本公司之薪酬委員會主席。在加入本公司前，許先生曾於香港警隊服務三十八年，於二零零一年退休前曾擔任香港警務處處長一職。於二零零一年，許先生獲香港特別行政區政府頒授金紫荊星章榮譽。許先生於任職期間對本公司之增長及發展有重大的貢獻。

董事會謹此就呂先生任職為董事總經理十多年期間的領導及對本公司所作出的寶貴貢獻致以衷心謝意，並同時祝賀許先生獲委任為本公司之署理董事總經理。

於本公佈日期，本公司之執行董事為呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
主席
呂志和博士

香港，二零零六年九月十四日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code : 173)

INTERIM RESULTS FOR 2006

The Board of Directors ("Board") of K. Wah International Holdings Limited ("Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries ("Group") for the six months ended 30th June 2006 ("Period") as follows:

CONSOLIDATED PROFIT AND LOSS STATEMENT (unaudited)
For the Six Months Ended 30th June 2006

	Note	2006 HK$'000	(Restated) 2005 HK$'000
Continuing operations			
Turnover	2	129,203	173,669
Cost of sales		(35,376)	(97,441)
Gross profit		93,827	76,228
Other income		28,530	11,942
Administrative expenses		(59,826)	(42,107)
Other operating expenses		(1,413)	(6,159)
Change in fair value of investment properties		537,139	1,742
Operating profit	2 & 3	598,257	41,646
Finance costs		(48,222)	(14,669)
Share of profits less losses of jointly controlled entities		1,843	20,531
Profit before taxation		551,878	47,508
Taxation charge	4	(185,694)	(4,847)
Profit from continuing operations		366,184	42,661
Discontinued operations			
Profit from discontinued operations	2	—	589,580
Profit for the period		366,184	632,241
Attributable to:			
Shareholders of the Company		108,277	631,585
Minority interest		257,907	656
		366,184	632,241
Dividends	5		
Interim		24,187	23,771
Special interim (in specie)		—	1,229,143
		24,187	1,252,914
		HK cents	HK cents
Earnings per share from continuing operations	6		
Basic		4.52	2.03
Diluted		4.49	1.92
Earnings per share from discontinued operations	6		
Basic		N/A	25.90
Diluted		N/A	24.19
Earnings per share from operations	6		
Basic		4.52	27.93
Diluted		4.49	26.30

CONSOLIDATED BALANCE SHEET (unaudited)
At 30th June 2006

	Note	30th June 2006 HK$'000	31st December 2005 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		54,842	53,974
Investment properties		2,575,022	2,016,387
Leasehold land and land use rights		70,132	70,502
Jointly controlled entities		579,104	577,261
Non-current investments		4,643,130	2,690,556
Other non-current assets		10,923	8,277

A summary of geographical segments is set out as follows:

	Continued operations Turnover HK$'000	Continued operations Operating profit/(loss) HK$'000	Discontinued operations Turnover HK$'000	Discontinued operations Operating profit HK$'000
Six months ended 30th June 2006				
Hong Kong	5,821	(14,060)	—	—
Mainland China	84,127	604,735	—	—
Singapore	8,517	5,889	—	—
Japan	30,738	1,693	—	—
	129,203	598,257	—	—
Six months ended 30th June 2005				
Hong Kong	123,441	39,958	242,417	5,900
Mainland China	22,605	1,515	303,741	3,398
Singapore	4,484	334	—	—
Japan	23,139	(161)	—	—
	173,669	41,646	546,158	9,298

3. Operating Profit

	2006 HK$'000	2005 HK$'000
Operating profit is stated after crediting:		
Exchange gain	17,643	3,382
Fair value gain on other investments	4,988	—
Interest income	3,256	3,012
Negative goodwill arising from acquisition of a jointly controlled entity	—	4,317
and after charging:		
Cost of inventories sold	25,815	19,982
Depreciation (net of amount capitalised under properties under development of HK$701,000 (2005: HK$357,000))	1,487	947
Amortisation of leasehold land (net of amount capitalised under properties under development of HK$15,008,000 (2005: HK$15,625,000))	2,204	2,142
Fair value loss on other investments	—	154
Operating lease rental for land and buildings	2,160	—
Loss on disposal of property, plant and equipment	56	133

4. Taxation Charge

	2006 HK$'000	2005 HK$'000
Current taxation		
Hong Kong profits tax	12	4,775
Overseas taxation	168	102
Deferred taxation	185,514	(30)
	185,694	4,847

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the period after setting off available tax losses brought forward. Taxation assessable on profits generated from overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

Share of taxation of jointly controlled entities for the six months ended 30th June 2006 amounting to HK$1,017,000 (2005: HK$4,151,000) and was included in the profit and loss statement as share of profits less losses of jointly controlled entities.

5. Dividends

The Board has declared an interim scrip dividends (with a cash option) of HK$24,187,000 (being HK$0.01 per share) (2005: interim cash dividends of HK$0.01 per share, totaling HK$23,771,000 (excluding the one-off special interim dividends of HK$0.517 per share)). This amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2006.

6. Earnings per Share

The calculation of basic and diluted earnings per share for the period is based on the followings:

	Continuing operations 2006 HK$'000	Continuing operations 2005 HK$'000	Discontinued operations 2006 HK$'000	Discontinued operations 2005 HK$'000
Profit attributable to shareholders	108,277	46,013	—	585,572
Effect of dilutive potential ordinary shares: Interest on convertible bonds, net of tax	1,274	6,907	—	—
Profit for calculation of diluted earnings per share	109,551	52,920	—	585,572

	Number of shares 2006	Number of shares 2005

Development and investment properties in Shanghai

Sales of Westwood Phase 1A continues to be satisfactory in wake of the new wave of government policies and measures. Up to 10th September 2006, a total of 594 units representing approximately 61,000 sq.m. has been pre-sold, which is approximately 94% of the total available inventory in this early phase. Phase 1B, which comprises of over 600 units representing approximately 69,000 sq.m. will be launched to the market in the second half of the year commencing mid-August. Market response has been very encouraging. Out of the 128 units that were put up for pre-sale in August, 127 units representing approximately 12,850 sq.m. were either pre-sold or reserved. Phase 1 will be completed in 2007 and the management is now working on the planning of Westwood Phase 2.

The relocation of residents in the Group's land bank at Xuhui and Jingan District has been making satisfactory progress during the period. The management is hopeful that construction could commence in the eastern side of the two respective sites before the end of the year.

Turning to the office market in Shanghai, the past six months saw continuing influx of foreign and local companies alike into the city. Demand for Grade A office space continues to grow which leads to surge in both office rental and market valuation. Shanghai K. Wah Centre, the Group's 37-storey premium office tower situated on the Huaihaizhong Road in Xuhui District, is one of the most sought after office buildings in Shanghai. With a 100% occupancy and top-of-the-range rental rates, this investment property continues to create a strong steady rental income and increasing value to the Group.

Investment in Galaxy Entertainment Group Limited (GEG)

The non-current investments in the Group's consolidated balance sheet represent the Group's strategic investment in GEG which is being carried at fair value. As of 30th June 2006, the closing price of GEG is HK$7.55 per share as compared to HK$4.375 per share at 31st December 2005. The change in fair value of approximately HK$2 billion was recorded as an increase in reserve.

HK$1,800 Million Syndicated Loan

The Group has successfully arranged a HK$1,800 million syndicated loan on 6th September 2006 with a consortium of 14 international and local bankers. Underwritten and co-arranged by Bank of China (Hong Kong) Limited, Hang Seng Bank Limited and Standard Chartered Bank (Hong Kong) Limited, the syndicated loan comprises two tranches — a 3-year HK$900 million revolving loan and a 5-year HK$900 million revolving/term loan.

On the back of the Group's reputation, the syndicated loan received oversubscription at the general syndication stage and the amount was increased from HK$1,500 million to HK$1,800 million.

(II) **REVIEW OF FINANCE**

Financial position

The financial position of the Group remains strong. As of 30th June 2006, the equity increased by 42% to HK$8,029 million from HK$5,673 million on 31st December 2005.

The number of the issued shares of the Company increased as a result of conversion of convertible bonds and exercise of share options during the Period. The dilution effect, however, was offset by the profits recognized for the Period.

Liquidity and gearing ratio

Cash and bank balances as of 30th June 2006 stood at HK$596 million and the gearing ratio, defined as the total borrowings outstanding less cash balances to total assets, stayed at a healthy level of 26%.

The Group's liquidity position remains strong and the Group possesses sufficient cash and substantial banking facilities to meet its working capital requirements, future acquisitions and investments.

Treasury policies

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in Hong Kong Dollars. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilized when considered appropriate to avoid the impact of any undue interest rate fluctuation on the operation. The Group has not engaged in the use of derivative products.

Charges on Group assets

As of 30th June 2006, investment properties and land and buildings with carrying values of HK$2,575 million (31st December 2005: HK$2,016 million) and HK$111 million (31st December 2005: HK$112 million) respectively were pledged to banks to secure the Group's borrowing facilities.

Contingent liabilities

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries amounting to HK$3,336 million (31st December 2005: HK$3,572 million), of which HK$2,323 million (31st December 2005: HK$2,079 million) have been utilised.

	Note		
Debtors and prepayments	7	75,235	134,545
Tax recoverable		3,718	3,368
Other investments		44,114	39,126
Cash and bank balances		596,165	255,206
		5,875,299	4,568,283
Total assets		13,608,452	9,983,240
EQUITY			
Share capital		240,691	237,792
Reserves		7,169,154	5,078,878
Shareholders' funds		7,409,845	5,316,670
Minority interests		619,313	355,968
Total equity		8,029,158	5,672,638
LIABILITIES			
Non-current liabilities			
Borrowings		2,746,004	1,567,857
Deferred tax liabilities		395,115	210,264
		3,141,119	1,778,121
Current liabilities			
Creditors and accruals	8	1,131,470	719,237
Current portion of borrowings		1,277,535	1,807,880
Tax payable		5,140	5,364
Dividends payable		24,030	—
		2,438,175	2,532,481
Total liabilities		5,579,294	4,310,602
Total equity and liabilities		13,608,452	9,983,240

NOTES

1. **Basis of Preparation**

The interim financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale investments and other investments, which are carried at fair values and in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The accounting policies and methods of computation used in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31st December 2005.

For the six months ended 30th June 2006, the Group has also applied, for the first time, the new standards, amendments and interpretations issued by the HKICPA that are effective for the accounting periods beginning on or after 1st January 2006. However, the adoption of these new standards does not have any significant effect on the accounting policies or results and financial position of the Group.

The 2005 comparative figures for the consolidated profit and loss statement have been reclassified to conform to the presentation under the Hong Kong Financial Reporting Standards (following the deemed disposal of Galaxy Entertainment Group Limited ("GEG")).

2. **Segment Information**

A summary of the Group's business segments is set out as follows. The discontinued operations represented manufacture, sale and distribution of construction materials which the Group ceased to carry on following the deemed disposal and distribution in specie by the Group of its equity interest in GEG in November 2005.

	Continuing operations			
	Properties HK$'000	Trading HK$'000	Unallocated HK$'000	Total HK$'000
Six months ended 30th June 2006				
Turnover	98,465	30,738	—	129,203
Operating profit	594,513	1,693	2,051	598,257
Finance costs				(48,222)
Share of profits less losses of jointly controlled entities	1,843			1,843
Profit before taxation				551,878
Taxation charge				(185,694)
Profit for the period				366,184

	Continuing operations				Discontinued operations
	Properties HK$'000	Trading HK$'000	Unallocated HK$'000	Total HK$'000	HK$'000
Six months ended 30th June 2005					
Turnover	150,530	23,139	—	173,669	546,158
Operating profit/(loss)	52,692	(161)	(10,885)	41,646	9,298
Finance costs				(14,669)	(5,998)
Share of profits less losses of					
Jointly controlled entities	20,531			20,531	7,945
Associated companies				—	1,492
Profit before taxation				47,508	12,737
Taxation charge				(4,847)	(280)
Profit after taxation				42,661	12,457
Gain on deemed partial disposal of a subsidiary				—	577,123
Profit for the period				42,661	589,580

share (before convertible bonds)	2,399,305,000	2,401,545,000
Effect of dilutive potential ordinary shares: Convertible bonds	39,096,000	19,378,000
Weighted average number of shares for calculating diluted earnings per share	2,438,401,000	2,420,923,000

The calculation of diluted earnings per share for 2005 does not take into account of the convertible bonds which were anti-dilutive except for the calculation of diluted earnings per share for discontinued operations.

7. **Debtors and Prepayments**

	30th June 2006 HK$'000	31st December 2005 HK$'000
Trade debtors	13,431	23,756
Other receivables	58,204	105,781
Prepayments	3,600	5,008
	75,235	134,545

The Group's trade debtors mainly comprise receivables for sale of properties and rental. Sales terms vary for each property project and are determined with reference to the prevailing marketing conditions.

The aging analysis of the Group's trade debtors based on the date of invoices and net of provision for bad and doubtful debts is as follows:

	30th June 2006 HK$'000	31st December 2005 HK$'000
Within one month	7,447	14,566
Two to three months	1,085	3,137
Four to six months	4,069	987
Over six months	830	5,066
	13,431	23,756

8. **Creditors and Accruals**

	30th June 2006 HK$'000	31st December 2005 HK$'000
Trade creditors	161,023	210,515
Other creditors	21,995	29,944
Accrued operating expenses	28,702	24,833
Deposits received	728,564	176,597
Amounts due to jointly controlled entities	69,007	69,007
Amounts due to minority shareholders	122,179	208,341
	1,131,470	719,237

The aging analyses of the Group's trade creditors based on the dates of the invoices is as follows:

	30th June 2006 HK$'000	31st December 2005 HK$'000
Within one month	159,825	209,998
Two to three months	1,198	517
	161,023	210,515

MANAGEMENT DISCUSSION AND ANALYSIS

(I) REVIEW AND OUTLOOK

Operating results

Turnover and profit attributable to shareholders for the first six months of 2006 was HK$129 million and HK$108 million respectively as compared to HK$174 million and HK$46 million (excluding discontinued operations of HK$586 million) for the same period last year.

During the period, the Group has achieved satisfactory pre-sale of its development properties in Hong Kong and Shanghai. However, under the new accounting standards, the revenue of these pre-sale could not be recognized in the books until the time the properties are completed.

Development properties in Hong Kong

The Group launched its premium residential project The Great Hill in March 2006. The project, which comprises of 114 units of apartment and 8 detached houses, has a total floor area of approximately 300,000 sq. ft. Located in Shatin's mid-level and embraced by beautiful greenery and landscape, The Great Hill yet enjoys the abundant social infrastructure of Shatin and its proximity to the new highway Route 8 connecting to West Kowloon. The project is uniquely designed to provide top quality luxurious residential properties to users who are looking for space, cosy living, exclusivity and living style. Phase 1 pre-sale was opened in March with all 65 units of apartment sold out in three weeks. Pre-sale proceeds is expected to be recognized as revenue upon completion of the project in 2007. The management is planning to roll-out Phase 2 for the remaining apartment units and the houses in the second half of the year.

The Group's another residential project J Residence has a totally different market positioning. Situated in the heart of Hong Kong Island with MTR across the street, J Residence is conveniently located in Wanchai and is only 5 minutes away from Central, Admiralty and Causeway Bay. People living here will find it handy to go out for work and for fun. The 235,000 sq. ft. project houses 381 apartment units with size ranges from studio flat to 2-bedroom which are designed to target the needs of the unique user group of young urban professionals who are single or double-income-no-kids. The residents' club, which is situated on the top level of the building, comprises of a stylishly designed lounge, cigar bar, outdoor swimming pool and a full-scale gymnasium. J Residence also integrates five 3-storey historical buildings that have been designated by the Antiquities and Monuments Office as preserved monument which makes the project the first of its kind in Hong Kong. Pre-sale of J Residence was a big success where almost all of the units were sold out in two weeks in July 2006. The project is expected to be completed in 2007.

the performance by an investee's obligation under a contract with the Government of the HKSAR.

Employees and remuneration policy

As of 30th June 2006, the Group, excluding jointly controlled entities, employs 270 employees in Hong Kong and the Mainland. Employee costs, excluding Directors' emoluments, amounted to HK$42 million for the period under review.

The Group believes its success and long-term growth and development depends upon the quality, performance and commitment of its employees. The Group's remuneration policy aims to attract, retain and motivate competent individuals based on merits and development potentials. The Group believes the remuneration we offer to our employees is fair and competitive in relation to comparable organizations in the areas in which the Group operates its principal business.

Since 1989, the Group has put in place a share option scheme for executives for the purpose of providing competitive remuneration package and long term retention of management talents. Likewise in Mainland China, employees' remuneration is commensurate with market pay levels and the Group puts emphasis on provision of training and development opportunities.

CORPORATE GOVERNANCE

During the Period, the Company has complied with the provisions ("Code Provisions") in the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange"), save for the deviation from Code Provision A.4.2. The Chairman of the Board and the Managing Director are not subject to retirement by rotation. The Board believes that the underlying rationale for such a deviation, as mentioned in the section on "Compliance with Appendix 14" in the Corporate Governance Report of the 2005 Annual Report of the Company, still holds. The Board will continue to review and recommend such step and action as appropriate in the circumstances of such deviation.

On 14th September 2006, Mr. Francis Lui Yiu Tung has resigned as the Managing Director of the Company (remaining, however, as an Executive Director of the Company) and Mr. Eddie Hui Ki On, currently an Executive Director of the Company, has become the acting Managing Director of the Company. The Board would like to express its gratitude to Mr. Francis Lui for his leadership and valuable contribution to the Group during his terms of service as the Managing Director of the Company for over 10 years and also express its congratulation to Mr. Hui on his appointment.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors as set out in Appendix 10 to the Listing Rules ("Model Code"). Having made specific enquiries with all its Directors, the Company confirms that during the Period all its Directors have complied with the required standards as set out in the Model Code.

AUDIT COMMITTEE

The Audit Committee, which comprises two Independent Non-executive Directors and one Non-executive Director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with PricewaterhouseCoopers ("Company's Auditors") who are the Auditors of the Company, has reviewed the Group's unaudited interim results for the Period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company has not redeemed any of its shares and any of its convertible bonds during the Period. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's shares or convertible bonds during the Period.

INTERIM DIVIDENDS

The Board has declared an interim scrip dividends (with a cash option) of HK$24,187,000 (being HK$0.01 per share) to shareholders whose names appear on the registers of members of the Company at the close of business on 13th October 2006 (2005: interim cash dividends of HK$0.01 per share, totaling HK$23,771,000 and a one-off special interim dividends of HK$0.517 per share). A circular containing the details of the scrip dividends will be sent to shareholders of the Company in due course. It is expected that the dividend warrants and the share certificates for the scrip dividends will be sent to shareholders of the Company on or about 24th November 2006.

CLOSURE OF REGISTERS OF MEMBERS

The registers of members of the Company will be closed from 9th October 2006 to 13th October 2006 (both days inclusive), during which no transfer of shares will be effected. In order to qualify for the interim dividends, shareholders must ensure that all duly completed transfers together with the relevant share certificates are lodged with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 6th October 2006.

PUBLICATION OF FURTHER INFORMATION

This announcement will be published on the respective websites of the Company and the Stock Exchange. The Group's unaudited interim results have been reviewed by the Company's Auditors, and a report of their review will be included in the Interim Report to the shareholders of the Company.

The Interim Report for the Period containing all the applicable information required by the Listing Rules will be dispatched to the shareholders of the Company and published on the respective websites of the Company and the Stock Exchange in due course.

DIRECTORS

As at the date of this announcement, the Executive Directors are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

By Order of the Board
Chan Ming Tak Ricky
Company Secretary

Hong Kong, 14th September 2006

Principal Place of Business in Hong Kong:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Website: www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)

(股份代號：173)

二零零六年度中期業績

K. Wah International Holdings Limited 嘉華國際集團有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零六年六月三十日止之六個月(「本期」)之未經審核中期業績如下：

綜合損益表(未經審核)
截至二零零六年六月三十日止六個月

	附註	二零零六年 港幣千元	(重列) 二零零五年 港幣千元
持續經營業務			
營業額	2	129,203	173,669
銷售成本		(35,376)	(97,441)
毛利		93,827	76,228
其他收入		28,530	11,942
行政費用		(59,826)	(42,107)
其他營運費用		(1,413)	(6,159)
投資物業之公平值變動		537,139	1,742
經營溢利	2 & 3	598,257	41,646
財務費用		(48,222)	(14,669)
應佔共同控制實體溢利減虧損		1,843	20,531
除稅前溢利		551,878	47,508
稅項支出	4	(185,694)	(4,847)
持續經營業務之溢利		366,184	42,661
已終止經營業務			
來自已終止經營業務之溢利	2	—	589,580
本期溢利		366,184	632,241
應佔：			
本公司股東		108,277	631,585
少數股東權益		257,907	656
		366,184	632,241
股息	5		
中期		24,187	23,771
特別中期(以實物分派)		—	1,229,143
		24,187	1,252,914
		港仙	港仙
持續經營業務之每股盈利	6		
基本		4.52	2.03
攤薄		4.49	1.92
已終止經營業務之每股盈利	6		
基本		不適用	25.90
攤薄		不適用	24.19
經營業務之每股盈利	6		
基本		4.52	27.93
攤薄		4.49	26.30

綜合資產負債表(未經審核)
二零零六年六月三十日

	二零零六年 六月三十日	二零零五年 十二月三十一日

	持續經營業務 地產 港幣千元	持續經營業務 買賣 港幣千元	持續經營業務 未經分配 港幣千元	合計 港幣千元	已終止經營業務 港幣千元
截至二零零五年六月三十日止六個月					
營業額	150,530	23,139	—	173,669	546,158
經營溢利／(虧損)	52,692	(161)	(10,885)	41,646	9,298
財務費用				(14,669)	(5,998)
應佔溢利減虧損					
共同控制實體	20,531			20,531	7,945
聯營公司				—	1,492
除稅前溢利				47,508	12,737
稅項支出				(4,847)	(280)
除稅後溢利				42,661	12,457
出售一附屬公司部份權益之收益				—	577,123
本期溢利				42,661	589,580

地區分部之分析如下：

	持續經營業務 營業額 港幣千元	持續經營業務 經營溢利／(虧損) 港幣千元	已終止經營業務 營業額 港幣千元	已終止經營業務 經營溢利 港幣千元
截至二零零六年六月三十日止六個月				
香港	5,821	[illegible]	—	—
中國內地	84,127	604,735	—	—
新加坡	4,517	5,889	—	—
日本	34,738	1,693	—	—
	129,203	598,257	—	—
截至二零零五年六月三十日止六個月				
香港	123,441	39,958	242,417	5,900
中國內地	22,605	1,515	303,741	3,398
新加坡	4,484	334	—	—
日本	23,139	(161)	—	—
	173,669	41,646	546,158	9,298

3. 經營溢利

	二零零六年 港幣千元	二零零五年 港幣千元
經營溢利已計入：		
匯兌收益	17,843	3,382
其他投資之公平值收益	4,988	—
利息收入	3,266	3,012
收購一共同控制實體之負商譽	—	4,317
及已扣除：		
銷售存貨成本	25,835	19,982
折舊(扣除列於發展物業之資本化金額港幣701,000元(2005：港幣357,000元))	1,487	947
租賃土地之攤銷(扣除列於發展物業之資本化金額港幣15,008,000元(2005：港幣15,625,000元))	2,284	2,142
其他投資之公平值虧損	—	154
土地及樓宇之經營租賃租金	2,160	—
出售物業、廠房及設備之虧損	56	133

4. 稅項支出

	二零零六年 港幣千元	二零零五年 港幣千元
本年度稅項		
香港利得稅	13	4,775
海外稅項	168	302
遞延稅項	185,514	(30)

期內，本集團預售香港及上海發展物業的成績令人滿意。然而，根據新頒佈的會計準則，在物業落成之前，預售的收益未能入賬。

香港的發展物業

本集團於二零零六年三月推出豪華住宅項目嘉御山。此項目的總樓面面積約300,000平方呎，共有114個單位及8間獨立屋。位處沙田半山的嘉御山坐擁園林景色，盡覽優雅景致，除享有沙田社區內豐富的配套設施，亦鄰近興建中的8號幹線，直達西九龍。該項目專為追求舒適空間和獨特生活品味的人士而設，為他們提供優質的豪華住宅物業。第一期預售已於三月展開，65個單位在三星期內全部售罄。預售所得款項預期將於二零零七年項目竣工時入賬。管理層現正計劃於下半年進行第二期預售，推出餘下單位及獨立屋。

本集團另一住宅項目嘉薈軒具備截然不同的市場定位。嘉薈軒座落香港島心臟地帶灣仔區，毗鄰地鐵站，只需5分鐘便可到達中環、金鐘及銅鑼灣，住戶不論外出工作或娛樂也十分方便。該項目面積約235,000平方呎，共有381個單位，分別設有開放式單位、一房及及兩房單位，特意為年青一代的都市專業人士而設，切合單身一族或二人家庭的獨特需要。住客會所位於大廈頂樓，設有時尚的休息室、宴會房、露天泳池及設備齊全的健身室。該項目亦在香港開出先河，包括五幢三層高的歷史建築物，屬於古物古蹟辦事處指定保留的古蹟。嘉薈軒在二零零六年七月進行預售，反應非常熱烈，兩星期內幾乎已售出全部單位，該項目預期將於二零零七年竣工。

上海的發展及投資物業

[illegible]

期內，位於本集團徐匯區及靜安區項目的動遷進展良好，管理層冀能於年底前在該兩地盤展開動工。

至於上海的寫字樓市場方面，外資及國內公司於過去六個月繼續進駐上海。在甲級寫字樓需求持續增長帶動下，辦公室租金及市值均攀升。本集團位於徐匯區淮海中路的37層高優質寫字樓上海嘉華中心乃上海其中一幢最炙手可熱的寫字樓。此投資物業的出租率達100%，加上租金為市場高位，故將繼續帶來穩健租金收入及增加本集團的價值。

於銀河娛樂集團有限公司的投資(銀河娛樂)

於綜合資產負債表內的非流動投資指集團以公平值入賬所持有的銀河娛樂權益。集團視該投資為策略投資。於二零零六年六月三十日，銀河娛樂的收市價為每股港幣7.55元，二零零五年十二月三十一日則為每股港幣4.375元。集團因而錄得約港幣20億元的公平值變動儲備增加。

銀團貸款港幣18億元

本集團於二零零六年九月六日與十四間國際及本地銀行簽訂港幣18億元之銀團貸款。由中國銀行(香港)有限公司、恒生銀行有限公司及渣打銀行(香港)有限公司承包及協調安排，該貸款分為兩個部份，分別為3年期港幣9億元的循環貸款及5年期港幣9億元的循環／有期貸款。

憑藉良好的公司信譽，是次銀團貸款在籌組階段時獲得銀行界熱烈支持，貸款額由原來的港幣15億元增至港幣18億元。

(II) 財務檢討

財務狀況

本集團之財務狀況持續強健。於本期末，總權益由二零零五年十二月三十一日之港幣5,673,000,000元上升至港幣8,029,000,000元，增幅達百分之四十二。

期內，可換股債券之轉換及認股權之行使令本公司之已發行股份數目增加。然而，所產生之攤薄已為本期間所確認之溢利抵銷。

流動資金及負債比率

於本期末，本集團之現金及銀行結餘為港幣596,000,000元。在負債比率方面(定義為未償還之貸款總額減現金結餘後除以資產總額)維持在百分之二十六的穩健水平。

本集團之流動資金狀況保持強健，有充裕之現金及足夠的銀行信貸，以應付營運資金、未來的收購及投資之需求。

庫務政策

本集團管理外匯風險以保守政策及控制風險為主，本集團借貸以港幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。在適當的情況下，本集團亦利用利率掉期合約以避免因利率大幅波動時而影響本集團之營運。
本集團並無投資於與本集團財務無關之衍生工具。

	附註		
物業、機器及設備		54,842	53,974
投資物業		2,575,022	2,016,387
租賃土地及土地使用權		70,132	70,502
共同控制實體		579,104	577,261
非流動投資		4,643,130	2,690,556
其他非流動資產		10,923	8,277
		7,933,153	5,416,957
流動資產			
發展物業		4,956,067	4,134,038
應收賬款及預付款	7	75,235	134,545
可收回稅項		3,718	3,368
其他投資		44,114	39,126
現金及銀行結餘		596,165	255,206
		5,675,299	4,566,283
總資產		13,608,452	9,983,240
權益			
股本		240,691	237,792
儲備		7,169,154	5,078,878
股東權益		7,409,845	5,316,670
少數股東權益		619,313	355,968
總權益		8,029,158	5,672,638
負債			
非流動負債			
借貸		2,746,004	1,567,857
遞延稅項負債		395,115	210,264
		3,141,119	1,778,121
流動負債			
應付賬款及應計費用	8	1,131,470	719,237
借貸之現期部份		1,277,535	1,807,880
應付稅項		5,140	5,364
應付股息		24,030	—
		2,438,175	2,532,481
總負債		5,579,294	4,310,602
總權益及負債		13,608,452	9,983,240

附註

1. **編製基準**

此中期財務資料乃按照歷史成本會計法，並就投資物業之重估、可供出售之投資及其他投資而作出修訂，按公平值列賬及根據香港會計師公會頒佈的香港會計準則第34號「中期財務報告」編製而成。

編製中期財務資料所採用之會計政策及計算方法，與截至二零零五年十二月三十一日止年度之財務報表所用者貫徹一致。

截至二零零六年六月三十日止六個月之財務資料，本集團首次採納由香港會計師公會頒佈於二零零六年一月一日或之後生效之新訂會計準則、修訂及詮釋，採納以上新準則對本集團的會計政策及財務狀況無重大影響。

綜合損益表之二零零五年比較數字已重列，以符合按香港財務報告準則之呈列方式(附屬集團分拆銀河娛樂集團有限公司(「銀河娛樂」))。

2. **分部資料**

[illegible]

	持續經營業務			
	地產 港幣千元	買賣 港幣千元	未經分類 港幣千元	合計 港幣千元
截至二零零六年六月三十日止六個月				
營業額	98,465	30,738	—	129,203
經營溢利	594,513	1,693	2,051	598,257
財務費用				(48,222)
應佔共同控制實體溢利減虧損	1,843			1,843
除稅前溢利				551,878
稅項支出				(185,694)
本期溢利				366,184

截至二零零六年六月三十日止，應佔共同控制實體之稅項為港幣1,017,000元(二零零五年：港幣4,151,000元)已計入損益表內應佔共同控制實體溢利減虧損之中。

5. **股息**

董事會議決派發截至二零零六年六月三十日止六個月之中期股息(以股代息但附現金選擇)，每股港幣0.01元，合共港幣24,187,000元(二零零五年：現金股息每股港幣0.01元，合共港幣23,771,000元，未計入一次過派發之特別中期股息每股港幣0.517元)。此項擬派發股息將於截至二零零六年十二月三十一日止年度列作保留溢利分派。

6. **每股盈利**

本期間之每股基本及攤薄盈利之計算如下：

	持續經營業務		已終止經營業務	
	二零零六年 港幣千元	二零零五年 港幣千元	二零零六年 港幣千元	二零零五年 港幣千元
股東應佔溢利	108,277	46,013	—	585,572
具攤薄作用之潛在普通股之影響：可換股債券之利息，除稅	1,274	6,907	—	—
用以計算每股攤薄盈利之溢利	109,551	52,920	—	585,572

	股份數目	
	二零零六年	二零零五年
用以計算每股基本盈利之股份加權平均數	2,394,314,000	2,261,175,000
具攤薄作用之潛在普通股之影響：認股權	4,991,000	140,370,000
用以計算每股攤薄盈利之股份加權平均數(可換股債券前)	2,399,305,000	2,401,545,000
具攤薄作用之潛在普通股之影響：可換股債券	39,096,000	19,378,000
用以計算每股攤薄盈利之股份加權平均數	2,438,401,000	2,420,923,000

除計算已終止經營業務的每股攤薄盈利外，於二零零五年之可換股債券具反攤薄作用，因此，計算二零零五年之每股攤薄盈利時，不包括可換股債券。

7. **應收賬款及預付款**

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
應收貿易賬款	13,431	23,756
其他應收賬款	58,204	105,781
預付款	3,600	5,008
	75,235	134,545

本集團之應收貿易賬款主要包括銷售物業及租金，償還條款因應當時市場情況，因此條款各有不同。

本集團之應收貿易賬款扣除呆壞賬撥備後按發票日期之賬齡分析如下：

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
一個月內	7,447	14,566
二至三個月	1,085	3,137
四至六個月	4,069	987
六個月以上	830	5,066
	13,431	23,756

8. **應付賬款及應計費用**

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
應付貿易賬款	161,023	210,515
其他應付賬款	21,995	29,944
營運應付費用	28,702	24,833
已收按金	728,564	176,597
應付共同控制實體款項	69,007	69,007
應付少數股東款項	122,179	208,341
	1,131,470	719,237

本集團之應付貿易賬款按發票日期之賬齡分析如下：

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
一個月內	159,825	209,998
二至三個月	1,198	517
	161,023	210,515

管理層之討論及分析

(I) **回顧及展望**

經營業績

於二零零六年首六個月，營業額及股東應佔溢利分別為港幣129,000,000元及港幣108,000,000元，而去年同期則分別為港幣174,000,000元及港幣46,000,000元(不包括已終止經營業務港幣586,000,000元)。

或然負債

本公司已就若干附屬公司取得之信貸額為港幣3,336,000,000元(二零零五年十二月三十一日：港幣3,572,000,000元)向銀行及財務機構出具擔保，其中已動用之信貸額為港幣2,323,000,000元(二零零五年十二月三十一日：港幣2,079,000,000元)。

本公司就一間附屬公司發行之可換股債券向可換股債券持有人出具擔保。於二零零六年六月三十日，未償還之可換股債券面值為港幣50,000,000元(二零零五年十二月三十一日：港幣104,000,000元)。

本公司就一集團佔有權益之公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

僱員及薪酬政策

於二零零六年六月三十日，集團在香港及中國內地僱員總人數為270人(不包括共同控制實體)。於回顧期間之僱員成本(不包括董事酬金)合共港幣42,000,000元。

集團相信公司的成功及其業務得以長遠發展，關鍵在於我們員工的素質、工作表現及承擔。本集團的薪酬制度旨在根據個別僱員之工作表現、能力及發展潛能釐定酬金水平，達致有效地吸引、挽留及提升優質優秀及有能力之僱員。集團相信僱員現時之薪酬福利，在同儕中是公平、合理及具市場競爭力。

自一九八九年，本集團已為行政人員設立一項購股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材。此外，集團亦參照內地市場的薪酬水平，釐定內地員工的薪酬福利，並著重為員工提供培訓及發展的機會。

企業管治

本期內，本公司均一直遵守載於香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十四所載的企業管治常規之守則條文(「守則條文」)(有關偏離守則條文第A.4.2條規定除外)。關於偏離守則條文第A.4.2條規定一事，董事會認為就於本公司二零零五年年報內，論及主席及董事總經理均可連續留任而無須輪值告退之理據依然成立(詳情見於二零零五年年報之企業管治報告書內「遵守附錄十四」一節中)。董事會將繼續檢討有關事項，於適當時候，作出相應措施。

於二零零六年九月十四日呂耀東先生辭任本公司董事總經理，惟呂先生將繼續留任本公司執行董事。同日，許淇安先生(本公司現任執行董事)獲委任為本公司之董理董事總經理。董事會藉此就呂耀東先生任職董事總經理十多年期間的領導及對本集團所作出的寶貴貢獻致以衷心謝意，並同時祝賀許先生獲委任為本公司之董理董事總經理。

董事進行證券交易之行為守則

本公司已採納載於上市規則附錄十作為本公司之董事進行證券交易的標準守則(「標準守則」)。經本公司全體董事作出詳細查詢，本公司確認於截至本期內，彼等均已遵守標準守則所規定之標準。

審核委員會

審核委員會由本公司兩名獨立非執行董事及一名非執行董事組成，已審閱本公司所採納的會計原則及慣例，並討論有關審計、內部控制及財務申報事項。審核委員會(連同羅兵咸永道會計師事務所(「本公司核數師」))已審閱本集團截至本期末六個月內的未經審核中期業績。

購入、出售或贖回本公司上市證券

本公司於截至本期內，並無贖回任何本公司之股份及可換股債券。本公司及其附屬公司亦未於本期內購入或出售任何本公司之股份及可換股債券。

中期股息

董事會已議決派發截至本期末之中期股息，每股港幣0.01元(以股代息但附現金選擇)，合共港幣24,187,000元，給予在二零零六年十月十三日已登記於本公司股東名冊內之股東(二零零五：中期現金股息，每股港幣0.01元，合共港幣23,771,000元；及一次過派發之特別中期股息每股港幣0.517元)。一份載有以股代息之詳情之通函將隨後寄予本公司之股東。有關的股息單及以股代息之股票預計將會大約於二零零六年十一月二十四日寄發予本公司之股東。

暫停辦理登記手續

本公司將於二零零六年十月九日至二零零六年十月十三日(包首尾兩天)，暫停辦理股票過戶登記手續。股東如欲確保收取擬派中期股息，一切過戶文件連同有關之股票須於二零零六年十月六日下午四時前送達香港灣仔皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記分處，即香港中央證券登記有限公司辦理過戶登記手續。

刊載進一步資料

本公佈將分別登載於本公司及聯交所之網頁。本集團之未經審核中期業績經已由本公司核數師審閱，核數師之審閱報告書將包括在致本公司股東之中期報告內。

載至本期之中期報告已載有上市規則之所有適用資料，將於稍後時間寄發予本公司之股東及分別刊登於本公司及聯交所之網頁。

董事

於本公佈日期，執行董事為呂志和博士(主席)、呂耀東先生、許淇安先生、倫贊球先生、[illegible]先生及鄧呂慧瑜女士；非執行董事為[illegible]先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及[illegible]先生。

承董事會命
公司秘書
陳明德

香港，二零零六年九月十四日

香港主要辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

網址：www.kwih.com